DEER CREEK
Energy Limited

December 15, 2005

Securities of E
Office of Inter
Division of Co
450 Fifth Street
Washington, D.

05013465

RE: Exemption Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

Deer Creek Energy File #: 82-34856

Please find enclosed copies for your records:

- Press Release
  - November 2, 2005
  - November 4, 2005
- Form 52-109FT2 Certificate of Interim Filings during Transition Period signed by Jean Luc Guiziou and John Kowal (dated November 10, 2005)
- Letter of Transmittal for Common Shares of DCEL (dated November 10, 2005
- Notice of Special Meeting of Shareholders (Dated December 12, 2005
- Affidavit of Mailing with respect to the Special Meeting materials (Dated November 14, 2005
- Press Release
  - November 14, 2005
- Proxy Solicited by Management for the Special Meeting of Shareholders (Dated December 12, 2005)
- Report of Voting Results (Dated December 12, 2005)
- Certificate of Amalgamation (dated December 12, 2005
- Press Release
  - December 12, 2005
  - December 13, 2005
- Quarterly Report (Third Quarter)
- Notice of Special Meeting of HSareholders and Management Information Circular (Dated December 12, 2005)

Please acknowledge receipt by signing below and returning it to my attention using the self-addressed envelope provided.

If I can be of further assistance, please call me at 403-538-2735.

Regards,

Lori Pretty
Corporate Services

Enc.

I acknowledge receipt of all of the above noted documents this the _____ day of

_____________________, 2005.

_______________________________ _______________________________

Print Name Signature

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Announces Reconstituted Board of Directors

CALGARY, Nov. 2 /CNW/ - Deer Creek Energy Limited ("Deer Creek" or the "Company") announces that it has reconstituted its board of directors (the "Board") by expanding its size from seven to eight members and adding new members to fill the existing vacancies which occurred following the change of control of the Company to Total E&P Canada Ltd. The new Board comprises Jean-Luc Guiziou, Humbert de Wendel, Anita O'Brien, Verne Johnson, Bruce Libin, Michael Hibberd, Philippe Armand and Patrick Pouyanne.

In addition, Deer Creek is pleased to announce the appointment of Jean-Luc Guiziou as Chairman of the Board and Verne Johnson as Lead Director.

Messrs. Johnson, Libin and Hibberd have been appointed as members of the Audit Committee of the Board and Bruce Libin will act as Chair of this committee.

The directors possess leadership qualities, credentials, and achievements that will enable them to play a very meaningful role in governing the affairs of the Company. "These Board members are well qualified to steward Deer Creek through the challenges and responsibilities that lie ahead and oversee the business of the Company", said Jean-Luc Guiziou. "We are more than pleased to have such an able group of individuals added to our Board".

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

Trading Symbol - TSX: DCE

%SEDAR: 00010187E

/For further information: please contact: Deer Creek Energy Limited, Mr. Jean-Luc Guiziou, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 12:18e 02-NOV-05

File # 82-34856

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Minor Tank Fire at Deer Creek Oil Sands Facility

CALGARY, Nov. 4 /CNW/ - Deer Creek Energy Limited ("Deer Creek") is advising that a minor tank fire interrupted the operations on its SAGD Phase I oil sands facility at Joslyn, located approximately 60 km north of Fort McMurray, Alberta. The fire began on Thursday, November 3, 2005 at about 11:00 a.m. and was fully extinguished by 12:45 p.m. that same day. There were no injuries, explosions or environmental incidents as a result of the fire. Regulatory agencies and local stakeholders have been notified.

An investigation into the cause of the fire and damage estimates is underway. The fire was isolated to two storage tanks and had no impact on any other tank or equipment of the facility.

The facility was shut down throughout the duration of the fire and is expected to commence start-up later today. Production from the facility prior to the fire was approximately 200 barrels of bitumen per day.

Deer Creek is a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

%SEDAR: 00010187E

/For further information: Deer Creek Energy Limited: Mr. Jean-Luc Guiziou, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/

(DCE.)

CO: Deer Creek Energy Limited

CNW 18:10e 04-NOV-05

File # 82-34856

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, Jean-Luc Guiziou, President and Chief Executive Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

signed
Jean-Luc Guiziou
President and Chief Executive Officer

File # 82-34856

FORM 52-109FT2
Certificate of Interim Filings during Transition Period

I, John S. Kowal, Vice President, Finance and Chief Financial Officer of Deer Creek Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Deer Creek Energy Limited** for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

November 10, 2005

signed
John S. Kowal
Vice President, Finance and Chief Financial Officer

File # 82-34856

The Instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed.

LETTER OF TRANSMITTAL

FOR COMMON SHARES OF DEER CREEK ENERGY LIMITED

This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany certificates for common shares ("**Shares**") of Deer Creek Energy Limited ("**Deer Creek**") deposited under the proposed transaction (the "**Proposed Transaction**") pursuant to which Deer Creek will amalgamate (the "**Amalgamation**") with 1202655 Alberta Ltd. ("**Newco**"), a wholly-owned subsidiary of Total E&P Canada Ltd. ("**Total Canada**") (which is itself a wholly-owned subsidiary of Total S.A.), pursuant to the *Business Corporations Act* (Alberta). Upon such Amalgamation, each issued and outstanding Share of Deer Creek, other than those held by Newco and Dissenting Shareholders (if any), will be converted into class A redeemable preferred shares ("**Preferred Shares**") of the amalgamated company ("**Amalco**") and thereafter will be redeemed by Amalco as of 5:00 p.m. (Calgary time) on the first Business Day following the date of the Amalgamation (the "**Redemption Time**") at a cash price of $31.00 per Preferred Share (the "**Redemption Amount**"). Holders of Preferred Shares can elect, prior to the Redemption Time, by following the procedure described below, to have 1202614 Alberta Ltd. ("**Putco**"), another wholly-owned subsidiary of Total Canada, purchase any and all such Preferred Shares at a purchase price of $31.00 cash per Preferred Share (the "**Purchase Amount**") prior to such redemption. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the management information circular (the "**Circular**") of Deer Creek dated November 10, 2005 have the meanings set out in the Circular.

TO: **DEER CREEK ENERGY LIMITED**
AND TO: **1202655 ALBERTA LTD.**
AND TO: **1202614 ALBERTA LTD.**
AND TO: **VALIANT TRUST COMPANY at its offices set out herein (the "Depositary")**

The undersigned represents and warrants that the undersigned owns the number of Shares represented by the enclosed certificate(s) and delivers such Share certificate(s) to you for deposit pursuant to the Proposed Transaction upon the terms and conditions contained in the Circular. The following are the details of the enclosed certificate(s):

Certificate Number(s)	Name in which Registered	Number of Shares Deposited

The undersigned acknowledges receipt of the Circular and represents and warrants that the undersigned has good and sufficient authority to deposit, sell and transfer the Shares (which shall be converted into Preferred Shares of Amalco upon the Amalgamation of Deer Creek and Newco) represented by the enclosed certificate(s) (the "**Deposited Shares**").

UNLESS THE UNDERSIGNED ELECTS TO RECEIVE THE PURCHASE AMOUNT BY CHECKING THE BOX BELOW AND DELIVERS THIS LETTER OF TRANSMITTAL TO THE DEPOSITARY PRIOR TO THE REDEMPTION TIME, THE UNDERSIGNED DEPOSITS THE DEPOSITED SHARES IN CONNECTION WITH THE REDEMPTION THEREOF IN ORDER TO RECEIVE THE REDEMPTION AMOUNT LESS ANY TAX WITHHOLDINGS. The undersigned acknowledges that a portion of the payment that it receives representing the Redemption Amount following the redemption by Amalco of the Deposited Shares will constitute a dividend for purposes of the *Income Tax Act* (Canada), which may have adverse tax consequences to the holder of the Deposited Shares, and in the case of a Non-Resident Holder, will be subject to withholding tax. For additional information, see "Canadian Federal Income Tax Considerations" in the Circular. Shareholders are advised to consult their own tax advisors with respect to the consequences to them of receiving a dividend from a Canadian corporation.

☐ **THE UNDERSIGNED ELECTS TO TRANSFER THE DEPOSITED SHARES TO PUTCO IN CONSIDERATION FOR THE PAYMENT BY PUTCO TO THE UNDERSIGNED OF THE PURCHASE AMOUNT. Note: To be effective, this election must be validly made before the Deposited Shares are redeemed by Amalco - see Instruction 1(a) below.**

The undersigned further represents and warrants that when the Deposited Shares are redeemed by Amalco or purchased by Putco, as the case may be, Amalco or Putco (in either case, the "**Acquiring Corporation**") will acquire good title to the Deposited Shares free from all liens, charges, encumbrances, claims and equities and in accordance with the following: FOR VALUE RECEIVED the undersigned irrevocably assigns to the Acquiring Corporation all of the right, title and interest of the undersigned in and to the Deposited Shares and (excluding the payment of the Redemption Amount if the undersigned has not elected to transfer the Deposited Shares to Putco, and excluding the payment of the Purchase Amount if the undersigned has elected to transfer the Deposited Shares to Putco), in and to any and all dividends, distributions, payments, securities, rights, warrants, assets or other interests (collectively, "**distributions**") which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them after the time that the Deposited Shares are redeemed by Amalco or purchased by Putco, as the case may be.

The undersigned irrevocably constitutes and appoints each of Jean-Luc Guiziou and Anita O'Brien, each of whom is an officer of the Acquiring Corporation, and any other person designated by the Acquiring Corporation in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares purchased or redeemed under the Proposed Transaction and any distributions on such Deposited Shares with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) to, in the name of and on behalf of the undersigned, (a) register or record the transfer of such Deposited Shares and distributions consisting of securities on the registers of Deer Creek, Amalco or Putco, as the case may be; (b) for as long as any of such Deposited Shares are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), execute and deliver (provided the same is not contrary to applicable law), as and when requested by the Acquiring Corporation, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Acquiring Corporation in respect of any such Deposited Shares and distributions, and to designate in any such instruments of proxy any person or persons as the proxyholder of the undersigned in respect of such Deposited Shares and distributions; (c) execute and negotiate any cheques or other instruments representing any such distribution payable to or to the order of the undersigned; and (d) exercise any rights of the undersigned with respect to such Deposited Shares and distributions.

The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares or any distributions. No subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, will be granted with respect to the Deposited Shares or any distributions by or on behalf of the undersigned, unless the Deposited Shares are not redeemed or purchased under the Proposed Transaction.

The undersigned covenants and agrees to execute all such other documents, transfers and other assurances as may be necessary or desirable to convey the Deposited Shares and distributions effectively to Amalco or Putco, as the case may be.

Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal may be exercised during any subsequent legal incapacity of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Circular, the deposit of Shares pursuant to the Letter of Transmittal is irrevocable.

The undersigned instructs Amalco or Putco (upon Amalco redeeming the Deposited Shares or Putco purchasing the Deposited Shares), as the case may be, and the Depositary to mail the cheque for the aggregate Redemption Amount or aggregate Purchase Amount (less any tax withholdings) for the Deposited Shares, as the case may be, by first class mail, postage prepaid, or to hold such cheque for pick-up, in accordance with the instructions given below. Should any Deposited Shares not be redeemed or purchased, the deposited certificates and other relevant documents shall be returned in accordance with the instructions in the preceding sentence.

BLOCK A ISSUE CHEQUE IN THE NAME OF: (please print)	BLOCK B SEND CHEQUE (unless Block "D" is checked) TO:
(Name)	(Name)
(Street Address and Number)	
(City and Province or State)	(Street Address and Number)
(Country and Postal (Zip) Code)	
(Telephone - Business Hours)	(City and Province or State)
(Social Insurance or Social Security Number)	(Country and Postal (Zip) Code)

BLOCK C

U.S. residents/citizens must provide their Taxpayer Identification Number ____________________

BLOCK D

☐ HOLD CHEQUE FOR PICK-UP

BLOCK E

Is the Beneficial Shareholder of the Deposited Shares a Canadian resident for the purposes of the *Income Tax Act* (Canada)?

☐ YES

☐ NO

Signature guaranteed by (if required under Instruction 3):

Dated: ______________________________, 2005

Authorized Signature	Signature of Shareholder or Authorized Representative (see Instruction 4)
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)
Address (please print or type)	Name of Authorized Representative (please print or type) (if applicable)

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares must be received by the Depositary at the office specified below in order for the holder thereof to receive the Redemption Amount or the Purchase Amount and, in the case of an election to receive the Purchase Amount from Putco, such documents must be so received prior to the Redemption Time (being 5:00 p.m. (Calgary time) on the first Business Day following the date of the Amalgamation). **If this Letter of Transmittal and certificates representing the Deposited Shares are not received prior to the Redemption Time, the holder thereof will no longer have any right to receive the Purchase Amount. Subject to the requirements of applicable law with respect to unclaimed property, if this Letter of Transmittal and certificates representing the Deposited Shares are not received and the Redemption Amount is not claimed within six years of the Redemption Time, the Redemption Amount will be forfeited to Amalco and the holder of the Deposited Shares will no longer have any right to receive the Redemption Amount.**

(b) The method used to deliver this Letter of Transmittal and any accompanying certificates representing Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received. Deer Creek recommends that the necessary documentation be hand delivered to the Depositary at its office specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Shares.

(c) Amalco and Putco, acting alone or jointly, reserve the right, if they so elect, in their absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal.

2. Signatures

This Letter of Transmittal must be filled in and signed by the holder of Shares accepting the offer described above or by such holder's duly authorized representative (in accordance with Instruction 4).

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign the Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

  (i) such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

  (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Deposited Shares, or if Deposited Shares are not redeemed or purchased and are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the share registers of Deer Creek, or if the payment is to be issued in the name of a person other than the

registered owner of the Deposited Shares, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States).

4. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Any of Deer Creek, Amalco, Putco or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If Deposited Shares are registered in different forms (e.g. 'John Doe' and 'J. Doe') a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of the Circular and the Letter of Transmittal may be obtained from the Depositary at its office at the address listed below.

6. Lost Certificates

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements.

Office of the Depositary, Valiant Trust Company

By Mail, Hand or Courier

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta
T2P 1T1
Attention: Reorganization Department

Inquiries
Telephone: 1-866-313-1872
e-mail: stocktransfer@valianttrust.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone number and location set out above.

File # 82-34856

DEER CREEK Energy Limited

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special Meeting of the holders ("**Shareholders**") of the common shares ("**Common Shares**") of Deer Creek Energy Limited (the "**Corporation**") will be held at the Calgary Petroleum Club, Viking Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, on December 12, 2005 at 10:00 a.m. for the following purposes:

1. to consider, and vote on a special resolution of the Shareholders (the "**Amalgamation Resolution**") (the text of which is set out in Appendix 1 to the accompanying management information circular (the "**Circular**")) authorizing and approving the amalgamation (the "**Amalgamation**") of the Corporation and 1202655 Alberta Ltd. ("**Newco**"), a subsidiary of Total E&P Canada Ltd. ("**Total Canada**"), upon the terms and conditions set forth in the amalgamation agreement entered into as of November 10, 2005 among the Corporation, Newco, Total Canada and 1202614 Alberta Ltd., a copy of which is attached as Appendix 2 to the Circular; and

2. to transact such other business as may properly be brought before the Meeting (as defined in the attached Circular).

DATED at Calgary, Alberta on this 10th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jean-Luc Guiziou
President and Chief Executive Officer

Pursuant to section 191 of the *Business Corporations Act* (Alberta) (the "**ABCA**"), a registered holder of Common Shares (as defined in the attached Circular) may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, dissenting Shareholders who have complied with the procedures set forth in the ABCA will be entitled to be paid the fair value of their Common Shares. This right is summarized in Appendix 3 to the Circular and the text of section 191 of the ABCA is set forth in Appendix 4 to the Circular. Failure to adhere strictly with the requirements set forth in section 191 of the ABCA may result in the loss or unavailability of any right to dissent.

NOTE: Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to complete, sign, date and return the enclosed form of proxy in the envelope provided for that purpose.

To be valid, a proxy must be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing. **The proxy, to be acted upon, must be deposited with the Corporation's Registrar and Transfer Agent, Valiant Trust Company, at the following address: 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, no later than 4:45 p.m. (Calgary time) on December 8, 2005.**

File # 82-34856

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank

November 14, 2005

Burnet, Duckworth & Palmer LLP
3700, 400 - 3rd Avenue SW
Calgary, Alberta
T2P 4H2

Attention: Jeff Oke

Dear Jeff:

Re: Deer Creek Energy Limited
Special Meeting of Shareholders

In our capacity as the Transfer Agent for Deer Creek Energy Limited., we are pleased to enclose herewith our Affidavit of Mailing with respect to the Special Meeting materials including the Notice of Meeting, Information Circular, Instrument of Proxy, and Letter of Transmittal, which was mailed to the common shareholders of Deer Creek Energy Ltd. on **November 14, 2005.**

We trust this is satisfactory.

Yours truly,

"Lita Tan"

Lita Tan
Account Manager, Client Services

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **DEER CREEK ENERGY LIMITED (THE "CORPORATION")**
OF	)	SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	

I, LITA TAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. **ON NOVEMBER 14, 2005** I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO THE **REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION; COPIES OF EXHIBITS "A" AS NOTED BELOW.**

   (a) a copy of the NOTICE OF MEETING marked EXHIBIT "A" and identified by me;
   (b) a copy of the INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;
   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;
   (d) a copy of the LETTER OF TRANSMITTAL marked EXHIBIT "D" and identified by me;
   (e) a copy of the PRE-PAID PROXY RETURN ENVELOPE marked EXHIBIT "E" and identified by me;
   (f) a copy of the SECURITY RETURN ENVELOPE marked EXHIBIT "F" and identified by me;

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" and "D" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **NOVEMBER 14, 2005 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA THIS 14TH DAY OF NOVEMBER 2005.

"Phil Menard"

COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA
My commission expires on March 4, 2007.

"Lita Tan"

Lita Tan

File # 82-34856

News release via Canada NewsWire, Calgary 403-269-7605

Attention Business Editors:
Deer Creek Energy Limited Special Meeting of Shareholders

CALGARY, Nov. 14 /CNW/ - Deer Creek Energy Limited ("Deer Creek") today announced the mailing of the management information circular and related materials in connection with the previously announced special meeting of its shareholders to be held on December 12, 2005. The special meeting of shareholders has been called to consider and approve the amalgamation of Deer Creek and 1202655 Alberta Ltd. ("Newco"), a wholly-owned subsidiary of Total E & P Canada Ltd. ("Total Canada"), which currently holds approximately 82.4% of the outstanding common shares of Deer Creek. The special meeting will be held on December 12, 2005 at 10:00 am at the Calgary Petroleum Club, 319 - 5th Avenue S.W., in Calgary, Alberta. The record date for determining the shareholders of Deer Creek entitled to receive notice of the meeting is November 10, 2005. Full particulars of the proposed amalgamation are described in the meeting materials mailed to shareholders and filed on SEDAR.

The amalgamation will result in Total Canada owning 100% of the common shares of the corporation ("Amalco") resulting from the amalgamation of Deer Creek and Newco, achieving Total Canada's originally expressed intention of acquiring 100% of Deer Creek. Holders of common shares of Deer Creek on the effective date of the amalgamation, other than Newco and any dissenting shareholders, will receive one redeemable preferred share of Amalco for each common share held. The redeemable preferred shares will be redeemed on the day following the amalgamation for Cdn. $31.00 per share. This price is equal to the amount paid under the take-over bid and offer to purchase made by Total Canada for all of the Deer Creek common shares dated September 2, 2005, pursuant to which approximately 82.4% of the outstanding common shares of Deer Creek held by Newco were acquired. Alternatively, holders of the redeemable preferred shares of Amalco are entitled to elect to sell such shares to a wholly-owned subsidiary of Total Canada for Cdn. $31.00 per share at any time prior to the redemption of the redeemable preferred shares.

Newco holds a sufficient number of common shares of Deer Creek to have the amalgamation approved in accordance with applicable law. It is anticipated that the amalgamation will be completed by December 12, 2005.

Deer Creek is currently a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Following the amalgamation an application will be made to delist the Deer Creek common shares following which they will no longer be publicly traded on any stock exchange.

Trading Symbol - TSX: DCE

%SEDAR: 00010187E

/For further information: please contact: Deer Creek Energy Limited, Mr. Jean-Luc Guiziou, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax), E-mail: deercrk(at)deercreekenergy.com, Website: www.deercreekenergy.com/
(DCE.)

CO: Deer Creek Energy Limited

CNW 09:43e 14-NOV-05

DEER CREEK ENERGY LIMITED

PROXY SOLICITED BY MANAGEMENT FOR THE SPECIAL MEETING OF SHAREHOLDERS

December 12, 2005

The undersigned holder of common shares ("**Common Shares**") of Deer Creek Energy Limited (the "**Corporation**") hereby appoints Jean-Luc Guiziou, President and Chief Executive Officer of the Corporation or failing him, John S. Kowal, Vice-President, Finance and Chief Financial Officer of the Corporation, or instead of either of them, ______________________________________, as proxy with power of substitution, to attend, act and vote for and on behalf of the undersigned with respect to all of the Common Shares of the Corporation held by the undersigned, at the special meeting (the "**Meeting**") of the shareholders of the Corporation to be held on Monday, December 12, 2005 at 10:00 a.m. (Calgary time) in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, Canada and at any adjournments thereof and at every poll which may take place in consequence thereof with the same powers that the undersigned would have if the undersigned were present at the Meeting, or any adjournment thereof. This Instrument of Proxy is accompanied by a formal notice of the Meeting and a management information circular (the "**Information Circular**"), both dated November 10, 2005, providing more detailed information on the matters to be addressed at the Meeting. Without limiting the foregoing appointment of proxy, the said proxy is hereby instructed to vote at the Meeting as follows:

FOR ☐ or AGAINST ☐ a special resolution (the text of which is set out in Appendix 1 to the Information Circular) authorizing and approving the amalgamation of the Corporation and 1202655 Alberta Ltd. ("**Newco**"), a wholly-owned subsidiary of Total E&P Canada Ltd. ("**Total Canada**") (which is a wholly-owned subsidiary of Total S.A.), substantially upon the terms and conditions set forth in the amalgamation agreement among the Corporation, Newco, Total Canada and 1202614 Alberta Ltd. attached as Appendix 2 to the Information Circular.

THE COMMON SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED ON THE ITEM ABOVE AS THE SHAREHOLDER MAY HAVE SPECIFIED BY MARKING AN "X" IN THE SPACE PROVIDED FOR THAT PURPOSE. IF NO CHOICE IS SPECIFIED, THE COMMON SHARES WILL BE VOTED AS IF THE SHAREHOLDER HAD VOTED "FOR" THE FOREGOING MATTER.

SHAREHOLDERS HAVE THE RIGHT TO APPOINT A PERSON OR COMPANY TO REPRESENT THEM AT THE SPECIAL MEETING OTHER THAN THE PERSONS NAMED IN THIS INSTRUMENT OF PROXY. IF THE SHAREHOLDER DOES NOT WANT TO APPOINT EITHER OF THE INDIVIDUALS NAMED IN THIS INSTRUMENT OF PROXY, THEY SHOULD STRIKE OUT SUCH NAMES AND INSERT IN THE BLANK SPACE PROVIDED THE NAME OF THE PERSON THEY WISH TO ACT AS THEIR PROXY, WHO NEED NOT BE A SHAREHOLDER OF THE CORPORATION.

THE SHAREHOLDER ALSO HEREBY CONFERS DISCRETIONARY AUTHORITY ON THE SHAREHOLDER'S PROXY TO VOTE THE SHAREHOLDER'S COMMON SHARES IN THE PROXY'S DISCRETION ON ANY AMENDMENTS OR VARIATIONS TO THE MATTER IDENTIFIED IN THE NOTICE OF SPECIAL MEETING AND ON ANY OTHER MATTERS WHICH MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF (STRIKE OUT THIS SENTENCE IF SUCH DISCRETIONARY AUTHORITY IS TO BE WITHHELD).

This Instrument of Proxy will not be valid unless it is dated and signed by the shareholder or by the shareholder's attorney duly authorized by the shareholder in writing, or, in the case of a corporation, is dated and executed under its corporate seal or by an officer or officers or attorney for the corporation duly authorized.

This proxy, to be acted upon, must be deposited with the Corporation's Registrar and Transfer Agent, Valiant Trust Company, at the following address: 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, no later than 4:45 p.m. (Calgary time) on December 8, 2005.

THIS INSTRUMENT OF PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF THE CORPORATION.

The undersigned hereby revokes any proxy previously given to attend and vote at the Meeting.

Dated ______________________________, 2005

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

Please sign exactly as name appears on the address label on the left. Joint owners should attach evidence of their authority and a corporation should affix its seal hereto. Shareholders who do not expect to attend the Meeting in person are requested to date and sign this Instrument of Proxy appointing a proxy and return it in the envelope provided for that purpose.

File # 82-34856

DEER CREEK ENERGY LIMITED

Special Meeting of Holders of Common Shares

December 12, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 -Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

Special Meeting Matters	Outcome of Vote	Votes by Ballot Votes For	 Votes Against
1. The approval of the amalgamation of Deer Creek Energy Limited and 1202655 Alberta Ltd. upon the terms and conditions set forth in the amalgamation agreement dated November 10, 2005 among Deer Creek Energy Limited, Total E&P Canada Ltd., 1202655 Alberta Ltd. and 1202614 Alberta Ltd.	Passed (83.7%)	44,410,590	8,674,276

File # 82-34856

CORPORATE ACCESS NUMBER: 2012099285

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

DEER CREEK ENERGY LIMITED
IS THE RESULT OF AN AMALGAMATION FILED ON 2005/12/12.

File # 82-34856

DEER CREEK
Energy Limited

Deer Creek Energy Limited Announces Completion of Amalgamation

Calgary, Alberta, December 12, 2005

Deer Creek Energy Limited ("Deer Creek") is pleased to announce today that it has completed the previously announced amalgamation (the "Amalgamation") with 1202655 Alberta Ltd. ("Newco"), a wholly-owned subsidiary of Total E&P Canada Ltd. ("Total Canada"). The shareholders of Deer Creek approved the Amalgamation at a special meeting held this morning. The amalgamated companies will conduct business under the name Deer Creek Energy Limited.

As a result of the Amalgamation, Total Canada owns 100% of the common shares of Deer Creek (the successor company resulting from the Amalgamation). Holders of common shares of Deer Creek immediately prior to the Amalgamation, other than Newco and any dissenting shareholders, have received one redeemable preferred share in Deer Creek, the successor company, for every common share held. The redeemable preferred shares of Deer Creek will be redeemed at 5:00 p.m. (Calgary time) on December 13, 2005 for Cdn. $31.00 per share.

Holders of preferred shares may elect, prior to the redemption time, to sell their preferred shares to 1202614 Alberta Ltd., another wholly-owned subsidiary of Total Canada, for Cdn. $31.00 per share. Preferred shareholders of Deer Creek who have already delivered a duly completed and executed letter of transmittal, together with their Deer Creek share certificate(s), do not need to take any action to receive their redemption proceeds.

Deer Creek's board of directors is now comprised of Jean-Luc Guiziou as Chairman, Humbert de Wendel and Anita O'Brien.

Deer Creek is currently a publicly traded, (TSX:DCE), Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. Following the redemption of the redeemable preferred shares Deer Creek intends to de-list the Deer Creek common shares from the Toronto Stock Exchange and cease to be a public company.

For further information please contact:

Deer Creek Energy Limited
Mr. Jean-Luc Guiziou, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

Trading Symbol – TSX: DCE

File # 82-34856

DEER CREEK
Energy Limited

Deer Creek Energy Limited Completes Preferred Share Redemption

Calgary, Alberta, December 13, 2005

Deer Creek Energy Limited ("Deer Creek" or the "Company") announced today the redemption of all its outstanding redeemable preferred shares resulting from its amalgamation on December 12, 2005 with 1202655 Alberta Ltd., a wholly owned subsidiary of Total E&P Canada Ltd. ("Total Canada") for Cdn. $31.00 per share.

In addition, the Company has advised the Toronto Stock Exchange (the "Exchange") of the completion of the amalgamation and the redemption of the preferred shares and has filed an application to de-list the Deer Creek common shares from the Exchange. Deer Creek anticipates the common shares of the Company will cease to be publicly traded on the Exchange no later than December 14, 2005.

Deer Creek is a wholly owned subsidiary of Total Canada engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods.

For further information please contact:

Deer Creek Energy Limited
Mr. Jean-Luc Guiziou, President & CEO or Mr. John S. Kowal, VP Finance & CFO at (403) 264-3777, (403) 264-3700 (fax)
E-mail: deercrk@deercreekenergy.com
Website: www.deercreekenergy.com

Trading Symbol – TSX: DCE

DEER CREEK Energy Limited

Building a Pure Oil Sands Company
One Step at a Time

For the nine months ended September 30, 2005 Quarterly Report

Deer Creek Continues Oil Sands Development Plans After Change of Control

Quarterly Highlights

- Total E&P Canada Ltd. acquired approximately 82% of the common shares at $31.00 per common share
- Deer Creek's Board nominates new directors and appoints new officers
- Net capital investment of $38.2 million
- Construction of SAGD Phase II on schedule and on budget
- Completion of the drilling of the first five well pairs for SAGD Phase II
- Commenced construction of the 62 kilometre Joslyn Sales Lines
- Averaged gross production of 220 barrels of bitumen per day

I am pleased to make my first report to the shareholders of Deer Creek as the new President and CEO. The most significant event for the Company during the third quarter was the announcement of an agreement with Total E&P Canada Ltd. ("Total Canada") whereby Total Canada made an all cash offer of $25.00 per common share for all the issued and outstanding common shares of Deer Creek. This offer was subsequently increased to $31.00 per common share after a superior proposal was received valuing the Company at approximately $1.7 billion. On September 13, 2005, Total Canada took up approximately 78% of the common shares of the Company and acquired control of Deer Creek. Total Canada extended its offer to September 26, 2005 which was further extended to October 11, 2005 and now holds approximately 82% of the common shares of Deer Creek.

In connection with the change of control, Mr. Glen Schmidt, President and CEO and the entire Board of Directors of the Company resigned. A new board of directors has been established to steward Deer Creek through this time of transition and to represent the interests of all shareholders. On behalf of the shareholders, employees and new Board of Directors we gratefully acknowledge the outstanding contribution of these departing individuals in building Deer Creek into a unique oil sands company.

Additionally, I would like to express my gratitude to Mr. Don Riva and Mr. Mark Montemurro who have both chosen to leave Deer Creek and pursue other interests. Mr. Riva and Mr. Montemurro provided guidance and mentoring to Deer Creek through the challenging and exciting time of developing a junior oil sands company. We wish them every success in their new endeavors. Mr. Ray Reipas was appointed Vice President, Mining and Mr. Matt Cartwright was appointed Vice President, Thermal both effective October 11, 2005. Mr. Reipas was previously General Manager, Mining with Deer Creek and has been active at the executive management level in developing Deer Creek's aggressive mining oil sands growth strategy. Mr. Cartwright was previously Vice President Planning, Development & Technology with Total Canada.

Total Canada has, consistent with the disclosure in its offering circular, proposed a subsequent acquisition transaction to acquire the remaining common shares of Deer Creek which it did not acquire under its offer. Information regarding this transaction is currently being prepared and is

expected to be sent to shareholders to review and to vote on at a special meeting of shareholders to be held on December 12, 2005 in Calgary, Alberta.

Notwithstanding these significant corporate events, Deer Creek continued to focus on the construction of the SAGD Phase II plant site, drilling of the initial SAGD Phase II well pairs and optimizing operating practices at the SAGD Phase I facility. Net capital investment was $38.2 million during the quarter with 71% of this investment directed to SAGD Phase II. At quarter end, construction of the SAGD Phase II facility was on budget and on schedule with 65% of the facility complete. Drilling was completed on the first well pad which consists of five well pairs. Construction at the plant site and drilling of the remaining well pairs is on target and first steam is anticipated in early 2006.

During the quarter, the on-stream time of the SAGD Phase I well pair exceeded 99.9%. Production averaged 220 barrels of bitumen per day at an i[illegible]ntaneous steam oil ratio of 4.0 over the quarter. Although the production forecast is below origina[illegible] expectations, alternate steaming strategies are currently being implemented to improve production volumes to the expected rate of 500 barrels of bitumen per day in the second quarter of 2006.

Deer Creek is continuing its efforts to reach application submission in late 2005 or early 2006 for the initial mine development of 100,000 barrels of bitumen per day. The min[illegible] regul[illegible] application is proceeding on schedule and on budget. In the third quarter, Deer C[illegible] extraction process, a tailings management plan, and finalized the mine de[illegible]d reclamation and closure plans. Additionally, bench scale t[illegible]lect a diluent compatible with the froth treatm[illegible]men blend. These tests will be completed early i[illegible]ant scale testing of the extraction and froth tre[illegible] with Enerplus, formed Deer C[illegible]ring. [illegible] Joslyn Sales Lines. Deer Creek [illegible] will consist of diluent lateral [illegible]

I would like to thank [illegible] employees [illegible]dedication and professionalism [illegible] this ne[illegible] Project to the Ath[illegible] emphasize that the focus of the Board and Management is to mainta[illegible]s on the Joslyn Project and to f[illegible]us on its core objective of creating a major [illegible]

On behalf of the Board of Directors,

(signed)
Jean-Luc Guiziou
President and Chief Executive Officer

November 10, 2005

The foregoing message contains forward-looking statements. Readers are directed to the Management's Discussion and Analysis and the following "Advisory", which also applies to the forward-looking statemen[illegible] this message.

Advisory

This interim report contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "estimate", "believe" and other similar words, or statements that certain events or conditions "may" or "will" occur. By their nature, forward-looking statements involve assumptions and are subject to a variety of risks and uncertainties, including, but not limited to, those associated with resource definition, the timeline to production, the possibility of project cost overruns or unanticipated costs and expenses, regulatory approvals, fluctuating oil and gas prices, and the ability to access sufficient capital to finance future development. Although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be cor[illegible]ct. Except as required under applicable securities legislation, the Company undertakes no obligation to update or revise any forward-looking information. The reader is cautioned not to place undue reliance on forward-looking statements.

of five well pairs with liners set in place. The remaining well pads are on schedule with steaming expected in the first quarter of 2006.

SAGD Phase I facility is performing as designed and is providing useful information for the operation of SAGD Phase II. Production from the SAGD Phase I well pair has been below expectations due to restricted reservoir flow capacity. A portion of the producing well was located too close to the underlying Devonian formation which has inhibited steam chamber development. Gross production from this well pair is expected to average 200 barrels of bitumen per day for the year.

The Company, in cooperation with industry participants, continued the pilot of burning emulsified bitumen as an alternative fuel to natural gas, a process known as multiphase superfine atomized residue or MSAR™. This pilot will be shut down and removed from the site during the fourth quarter of 2005. Detailed emissions data collected during the continuous burning of MSAR™ fuel will be used as one of the factors to evaluate fuel alternatives for commercial scale operations.

The SAGD Phase IIIA regulatory application continued to be stewarded through the regulatory and stakeholder process, with expected approval in the first half of 2006. The conceptual design work began during the third quarter of 2005 and will be completed during the remainder of the year.

Development of the mine continued with progress achieved on the initial mine development plan, the social and economic assessment and public consultation to support the completion of a regulatory application in late 2005 or early 2006.

Joslyn Sales Lines

During the second quarter, Deer Creek, toge[illegible]Creek Pipelines Limited ("DCPL") to construct, own and operate the [illegible] an 81 percent ownership of DCPL. The Joslyn Sales Lines [illegible] pipeline and a blended bitumen lateral pipeline originating from the Josl[illegible] Terminal, north of Fort McMurray.

The Joslyn Sales Lines will be approximately 32 kilometres in length and accommodate 40,000 barrels per day of bitumen production together with the associated diluent, and will provide transportation for all four phases of the Joslyn Project's SAGD development.

Construction on the pipelines commenced in the third quarter of 2005 following the receipt of regulatory application approval in July. The start-up of pipeline operations is planned for early 2006 to coincide with the start-up of the SAGD Phase II facility.

Net Additions to Property, Plant and Equipment BEST AVAILABLE COPY

Exploration, development and construction activities have been conducted under a joint-venture agreement with Enerplus.

($ thousands)	Three Months Ended September 30		Nine Months Ended September 30	
	2005	2004	2005	2004
Joslyn Project, net				
Project delineation	**322**	588	**9,782**	8,900
SAGD Phase I	**1**	906	**783**	10,250
SAGD Phase II	**32,285**	4,447	**72,148**	7,420
SAGD Phase III	**202**	39	**801**	298
SAGD Operations	**1,112**	1,493	**4,336**	2,293
Mining	**587**	209	**2,045**	311
Joslyn Sales Lines	**2,814**	-	**3,296**	-
Other	**1,808**	759	**6,669**	1,175
Asset retirement obligations	**16**	10	**179**	620
Capitalized general and administration	**2,987**	738	**5,421**	1,722
Project costs	**42,134**	9,189	**105,460**	32,989
Office equipment	**69**	(40)	**349**	236
Net additions to property, plant and equipment	**42,203**	9,149	**105,809**	33,225

Management's Discussion and Analysis

This Management's Discussion and Analysis for Deer Creek Energy Limited ("Deer Creek" or the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements and accompanying notes for the nine months ended September 30, 2005 and the audited consolidated financial statements and the Management's Discussion and Analysis contained in the Company's Annual Report for the year ended December 31, 2004. Additional information with respect to Deer Creek, including the Annual Information Form, can be found on SEDAR at www.sedar.com or the Company's [illegible] site at www.deercreekenergy.com. This Management's Discussion and Analysis is dated November 10, 2005.

The following information offers Management's analysis of the financial and operating results of the Company and may co[illegible] forward-looking stater[illegible] that are based on estimates and assumptions that are subject to uncertainties. Actual results o[illegible] [illegible]nts may vary materially from those anticipated.

Overview

Deer Creek is a [illegible]nadian oil sands company which owns an 84 percent ownership interest in Oil Sands Leases 24 [illegible] 99 and development thereon (collectively, the "Joslyn Project") in the Athabasca regi[illegible] Enerp[illegible] Resources Fund ("Enerplus"), through its wholly-owned su[illegible] the [illegible] percent ownership interest in the Joslyn Project.

The Josly[illegible] [illegible] an estimated production potential of over 200,00[illegible] [illegible] will be developed throu[illegible] assisted gravity dra[illegible] [illegible] operator, Deer Creek is advancing the Joslyn Proje[illegible] [illegible] sands leases whil[illegible] [illegible]

The Joslyn Project is cu[illegible] [illegible] material asset. Deer Creek continues to [illegible] and evaluate other oil sands and [illegible] business opportunities.

On September 13, 2005, Total E&P Canada Ltd. ("Total Canada"), a wholly-owned subsidiary of Total S.A., acquired control of Deer Creek in connection with an offer made August 5, 2005 to purchase all of the issued and outstanding common shares of the Company for $31.00 per common share. The offer was extended to September 26, 2005 and again to October 11, 2005, at which time Total Canada had purchased, in aggregate, 82.4 percent of the issued and outstanding common shares. Total Canada, in its offer documentation, informed all shareholders that it intended to conduct a subsequent acquisition transaction to acquire the remaining common shares not deposited under the offer at the same price as the offer price if it acquired, under the offer, 66 2/3 percent of the issued and outstanding common shares of Deer Creek (excluding any common shares owned by it prior to its offer). Total Canada has done so and has informed Deer Creek of its intention to proceed with such subsequent acquisition transaction. Information regarding this transaction is currently being prepared and is expec[illegible] [illegible] sent to shareholders to review and to vote on at a speci[illegible] meeting of shareholde[illegible] [illegible] [illegible]mber 12, 2005 [illegible] Calgary, Alberta.

Results of Operations

Joslyn Project

SAGD Phase II facility construction continued during the third quarter of 2005 with 65 percent of the facility constructed as at September 30, 2005. The facility is within budget and on schedule for commissioning in early 2006. The construction of the well pads and surface gathering system for SAGD Phase II continued during the third quarter of 2005 and is also on schedule and within budget.

To achieve th[illegible] expansion of 10,000 [illegible] [illegible] SAGD Phase II is expected to provide, 17 well pairs are initially required on four well pads. Deer Creek completed the first well pad

For the three and nine months ended September 30, 2005, net capital expenditures (excluding non-cash items such as asset retirement obligations and capitalized stock-based compensation) were incurred primarily for the construction of the SAGD Phase II facility and gathering system. Progress continued on the infrastructure required for the Joslyn Project including water source and disposal wells, and pipelines. In the second quarter of 2005, Deer Creek purchased Oil Sands Lease 799 which is directly adjacent to the primary SAGD area, to provide additional opportunities for the development of the Joslyn Project.

The 2004-2005 core-hole program expanded Deer Creek's geological well database by 271 wells bringing the total to more than 800 wells on the Joslyn Project.

The Company is expecting net capital expenditures before capitalized general and administration costs of $78.6 million for the remainder of 2005, excluding SAGD operations. Of this total amount, $54.0 million is for the continued development and construction of SAGD Phase II facility, $4.2 million is for mine development, $11.1 million is for the construction of the Joslyn Sales Lines and $9.3 million is for project delineation, corporate costs and other items.

Deer Creek's primary activity is the development of the Joslyn Project. The current gross estimated initial cost remaining to complete SAGD Phase II is $98.8 million. Future development costs of the Joslyn Project are anticipated to be financed through a combination of internally generated cash flow and other financing arrangements.

SAGD Operations

SAGD Phase I, Deer Creek's initial SAGD demonstration phase, provides operational knowledge for future development of the Joslyn Project. During the third quarter of 2005, the SAGD Phase I well pair averaged gross production of 220 barrels of bitumen per day with a steam oil ratio of 4.0. The Company continues to undertake alternate steaming strategies to optimize well performance.

	Three Months Ended September 30		Nine Months Ended September 30	
($ thousands)	**2005**	2004	**2005**	2004
Bitumen sales, net of royalties	**728**	-	**954**	-
Operating costs	**1,840**	1,493	**5,290**	2,293
SAGD operations, net cost	**1,112**	1,493	**4,336**	2,293

All net revenue and operating costs are capitalized for this demonstration phase of development.

Financial Results

	Three Months Ended September 30		Nine Months Ended September 30	
($ thousands)	**2005**	2004	**2005**	2004
Interest and other revenue	**909**	656	**2,848**	1,074
General and administrative expenses, net	**21,843**	819	**24,018**	2,005
Net income (loss)	**(16,034)**	(458)	**(16,919)**	(1,282)

Interest and Other Revenue

Interest and other revenue is primarily interest earned on cash invested in bankers' acceptances, money market and other interest bearing instruments held during the period. Interest and other revenue increased by $0.3 million for the three months ended September 30, 2005 and $1.8 million for the nine months ended September 30, 2005 when compared to the same periods in 2004. The average investment balance was higher during 2005 as a result of net proceeds received from the Company's July 29, 2004 initial public offering. In accordance with corporate policies, cash is invested in short-term investment instruments.

General and Administrative Expenses

The 2005 net general and administrative expenses, before restructuring costs of $20.5 million, increased by $0.5 million and $1.5 million for the three and nine months ended September 30, 2005, respectively, when compared to the same periods of 2004. These increases are primarily due to an increase in the number of employees and the stock-based compensation costs for 2005 stock option awards. The number of employees at Deer Creek increased to 56 at September 30, 2005 from 24 at September 30, 2004. Employee increases have resulted primarily from field contract positions accepting full-time employment opportunities with the Company. Deer Creek's general and administrative expenses are expected to increase as the Joslyn Project advances.

Restructuring costs were incurred in September of 2005 as a result of the acquisition of Deer Creek by Total Canada resulting in a change of control of the Company. These one-time costs included financial advisor fees, legal fees, severance and other compensation costs related to the change of control.

Gross general and administrative expenses (not including stock option compensation costs), before restructuring costs, increased primarily due to increased activities related to project development, including employees, computer services and consulting costs. Costs directly related to project development activities are capitalized.

	Three Months Ended September 30		Nine Months Ended September 30	
($ thousands)	**2005**	2004	**2005**	2004
General and administrative expenses, gross	**22,351**	1,583	**27,091**	3,606
Joint venture recoveries	**(357)**	(259)	**(1,111)**	(578)
	21,994	1,324	**25,980**	3,028
Stock option compensation costs	**2,836**	233	**3,459**	699
Capitalized costs	**(2,987)**	(738)	**(5,421)**	(1,722)
General and administrative expenses, net	**21,843**	819	**24,018**	2,005

For the year ended December 31, 2005, the gross general and administrative expenses are expected to be approximately $33.7 million. A portion of these expenditures will be offset by Enerplus' share, pursuant to the joint-venture agreement, and the applicable capitalization.

Amortization

Amortization expense for the three months ended September 30, 2005 was $147,000 compared to $55,000 for the three months ended September 30, 2004 and $404,000 for the nine month period ended September 30, 2005 compared to $85,000 for the nine month period ended September 30, 2004. Amortization expense increased in 2005 due to the amortization of deferred financing charges related to the Company's credit facilities and the increase in corporate assets required to meet the needs of a larger employee base.

Income Taxes

Income taxes recoverable were recorded in the third quarter of 2005 due to future income tax related to the significant restructuring costs incurred by the acquisition of Deer Creek by Total Canada offset by the effect of negative resource allowance. Large Corporations Tax increased to $299,000 in the first nine months of 2005 from $266,000 in the first nine months of 2004 due to the Company's higher capital base, offset by the decrease in the tax rate.

Deer Creek is not subject to current taxes in Canada other than Large Corporations Tax.

Net Income (Loss)

The net loss for the three and nine months ended September 30, 2005 increased when compared to the net loss for the three and nine months ended September 30, 2004 primarily due to restructuring costs. Increases in net general and administrative before restructuring costs, income tax and amortization expenses were offset by the increase in interest and other revenue.

Losses are expected to continue during 2005 as the Joslyn Project will remain in the developmental phase. All net revenue and operating costs associated with SAGD Phase I will be capitalized and amortized over the expected life of the associated reserves.

*Quarterly Information**

($ thousands, except per share amounts)	**Q3 05**	Q2 05	Q1 05	Q4 04	Q3 04	Q2 04	Q1 04	Q4 03
Net additions to property, plant and equipment	**42,203**	30,652	32,954	16,489	9,149	2,980	21,096	5,988
Interest and other revenue	**909**	823	1,116	1,012	656	158	260	235
Net income (loss)	**(16,034)**	(498)	(387)	(174)	(458)	(450)	(374)	(166)
Net income (loss) per share, basic and diluted	**(0.31)**	(0.01)	(0.01)		(0.01)	(0.02)	(0.01)	(0.01)

*Quarterly information is prepared in accordance with Canadian generally accepted accounting principles.

Net loss for the 3rd quarter of 2005 includes restructuring costs of $20.5 million related to financial advisor fees, legal fees, severance and other compensation costs resulting from the change of control.

Liquidity

Working Capital

Working capital surplus decreased $62.6 million during the first nine months of 2005. The decrease in working capital surplus is primarily due to capital expenditures for the development of the Joslyn Project offset by the net proceeds from the June 30, 2005 issuance of common shares and the exercise of stock options and performance share units.

($ thousands)	
Working capital, December 31, 2004	160,932
Capital expenditures	(101,588)
Proceeds from the issuance of common shares, net of share issue costs	58,319
Restructuring costs	(19,735)
Abandonment deposit recovery	584
Deferred charges	(760)
Other	345
Working capital, September 30, 2005	**98,097**

The working capital surplus at September 30, 2005 is not sufficient to complete the SAGD Phase II facility and the Joslyn Sales Lines. The Company is anticipating the future costs to be financed through internally generated cash flow and other financing arrangements.

Capital Resources

Equity Financing

On June 30, 2005, the Company closed a bought deal financing of 3,000,000 common shares at a price of $13.60 per common share for total net proceeds of $38.5 million. Proceeds from this share issuance are intended to help fund the Company's ongoing development activities for the Joslyn

Project, including the costs of the Joslyn Sales Lines, mining and thermal expansion projects, and general corporate purposes.

On August 2, 2005, Deer Creek entered into an agreement pursuant to which Total Canada would offer to acquire 100 percent of the issued and outstanding common shares, on a fully diluted basis, for $25.00 per common share. On September 2, 2005, Total Canada amended this agreement, increasing the consideration under its offer to $31.00 per common share which was the result of a superior proposal being received by Deer Creek. Total Canada acquired 78 percent of the issued and outstanding common shares of Deer Creek on September 13, 2005. Upon change of control, outstanding stock options and performance share units vested and were exercised. The offer was extended until September 26, 2005 and further to October 11, 2005 at which time Total Canada had acquired 82.4 percent of the issued and outstanding common shares. Total Canada, in its offer documentation, informed all shareholders that it intended to conduct a subsequent acquisition transaction to acquire the remaining common shares not deposited under the offer at the same price as the offer price if it acquired, under the offer, 66 2/3 percent of the issued and outstanding common shares of Deer Creek (excluding any common shares owned by it prior to its offer). Total Canada has done so and has informed Deer Creek of its intention to proceed with such subsequent acquisition transaction. Information regarding this transaction is currently being prepared and is expected to be sent to shareholders to review and to vote on at a special meeting of shareholders to be held on December 12, 2005 in Calgary, Alberta.

Credit Facility

On May 26, 2005, the Company entered into a credit agreement with The Alberta Treasury Branches to provide a non-recourse pipeline credit facility of $30.0 million secured by the Joslyn Sales Lines. Drawdown of the credit facility is expected in January 2006. The credit facility is a one year revolver, converting to a four year term loan.

During the nine months ended September 30, 2005, Deer Creek did not draw upon the existing $65.0 million committed credit facility.

Commitments and Contractual Obligations

The Company's additional material commitments are set forth in Note 8 of the accompanying notes to the unaudited consolidated financial statements.

Outstanding Share Data

At October 31, 2005, share capital consisted of the following:

(thousands)	
Issued and outstanding	
Common shares	53,856
Stock options	-
Performance share units	-
Fully diluted number of shares	53,856

Critical Accounting Estimates

A comprehensive discussion of the Company's significant accounting policies is contained in Note 1 of the accompanying notes to the audited consolidated financial statements for the year ended December 31, 2004 in Deer Creek's 2004 Annual Report. The Company's critical accounting estimates remain unchanged since December 31, 2004.

Risk Management and Success Factors

Reference is made to the "Risk Management and Success Factors" section of Management's Discussion and Analysis in Deer Creek's 2004 Annual Report. The nature of the Company's risk exposure and methods of managing risk remain substantially unchanged since December 31, 2004.

Outlook

Production levels from the SAGD Phase I well pair remain flat and are estimated to average 190 barrels of bitumen per day for the remainder of 2005, as the Company continues to experiment with steam distribution to increase well productivity. Deer Creek is also planning a well workover for January 2006 to improve production from the well. SAGD Phase II is utilizing data from the initial well pair combined with advanced geo-statistical and reservoir modeling to enhance placement of future well pairs. The Company does not expect to change its production estimates for SAGD Phase II.

On-site construction of the SAGD Phase II expansion to develop 10,000 barrels of bitumen per day began during the first quarter of 2005. Construction is expected to be completed in late 2005, on schedule and within budget. Drilling of the 17 well pairs planned for development will continue throughout 2005 and early 2006, with initial steaming expected to commence in early 2006.

Deer Creek continues to compile the required data to support the planning and regulatory application for SAGD Phase IIIB and the first two phases of the mine development, which are expected to add an additional 15,000 barrels of bitumen per day and 100,000 barrels of bitumen per day of production, respectively.

The regulatory application for SAGD Phase IIIA was submitted for approval on March 1, 2005. Approval is expected in the first half of 2006. Work will continue on SAGD Phase IIIA for the remainder of 2005, consisting of the preparation of a cost estimate, ongoing stakeholder communications and determination of infrastructure requirements.

The Company will continue to make progress on the mining development regulatory process and expects to submit the application for the first 100,000 barrels of bitumen per day in late 2005 or early 2006. A decision on the mine regulatory approval is expected in 2007.

Deer Creek is planning to run a pilot test in 2006 to confirm the mining extraction technology identified in the regulatory application.

Supplemental Information

Joslyn Project Development Plan

Project Phase	Expected Production Bbls of bitumen per day	Start-up*	Full Production*
SAGD Phase I	500	Q2 2004	Q2 2006
SAGD Phase II	10,000	Q1 2006	2007
SAGD Phase IIIA	15,000	2007	2008
SAGD Phase IIIB	15,000	2009	2010
Mine Phase I	50,000	2010	2011
Mine Phase I	50,000	2013	2014
Mine Phase III	50,000	2016	2017
Mine Phase IV	50,000	2019	2020

* Start-up for the SAGD phases of the Joslyn Project refers to initial steaming, with full production expected 12 to 18 months after start-up. Start-up for the mining phases of the Joslyn Project refers to initial extraction, with full production expected six months after start-up.

Consolidated Balance Sheets

(unaudited)

(thousands of dollars)		**September 30 2005**		December 31 2004
Assets				
Current assets				
Cash and cash equivalents	$	**89,940**	$	85,437
Short-term investments		**23,426**		86,168
Accounts receivable		**6,041**		8,578
Prepaid expenses and deposits		**662**		337
		120,069		180,520
Abandonment deposits		**3**		587
Deferred charges (note 3)		**1,465**		926
Property, plant and equipment		**183,577**		77,951
	$	**305,114**	$	259,984
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	**21,972**	$	19,588
Future income tax liability (note 4)		**111**		4,475
Asset retirement obligations (note 5)		**1,039**		860
		23,122		24,923
Shareholders' equity				
Share capital (note 6)		**288,486**		222,446
Contributed surplus		**25,436**		27,626
Deficit		**(31,930)**		(15,011)
		281,992		235,061
	$	**305,114**	$	259,984

Contingencies and Commitments (note 8)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Income and Deficit

(Unaudited)

(thousands of dollars, except per share amounts)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Revenue				
Interest and other	**$ 909**	$ 656	**$ 2,848**	$ 1,074
Expenses				
General and administrative (note 9)	**21,843**	819	**24,018**	2,005
Amortization	**147**	55	**404**	85
	21,990	874	**24,422**	2,090
Income (loss) before income taxes	**(21,081)**	(218)	**(21,574)**	(1,016)
Income taxes				
Large Corporations Tax	**98**	240	**298**	266
Future income tax	**(5,145)**	-	**(4,953)**	-
	(5,047)	240	**(4,655)**	266
Net income (loss)	**(16,034)**	(458)	**(16,919)**	(1,282)
Deficit, beginning of period	**(15,896)**	(14,379)	**(15,011)**	(13,555)
Deficit, end of period	**$ (31,930)**	$ (14,837)	**$ (31,930)**	$ (14,837)
Net income (loss) per common share (note 6)				
Basic and diluted	**$ (0.31)**	$ (0.01)	**$ (0.34)**	$ (0.04)

See accompanying notes to the consolidated financial statements

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of dollars)	Three months ended September 30 2005	2004	Nine months ended September 30 2005	2004
Operating activities				
Net income (loss)	$ (16,034)	$ (458)	$ (16,919)	$ (1,282)
Add (deduct) items not affecting cash:				
Stock-based compensation	944	145	1,454	567
Amortization	147	55	404	85
Future income tax	(5,145)	-	(4,953)	-
Changes in non-cash working capital	(1,505)	223	(1,482)	325
	(21,593)	(35)	(21,496)	(305)
Investing activities				
Property, plant and equipment additions	(39,086)	(8,927)	(101,588)	(32,152)
Proceeds from short-term investments	30,605	-	62,742	-
Abandonment deposit recovery (contribution)	-	(7)	584	(158)
Changes in non-cash working capital	(5,541)	5,466	6,847	2,321
	(14,022)	(3,468)	(31,415)	(29,989)
Financing activities				
Proceeds from the issuance of common shares (note 6)	19,501	151,104	58,319	167,751
Deferred charges	(391)	(963)	(760)	(963)
Changes in non-cash working capital	(208)	322	(145)	172
	18,902	150,463	57,414	166,960
Increase (decrease) in cash and cash equivalents	(16,713)	(146,960)	4,503	136,666
Cash and cash equivalents, beginning of period	106,653	24,838	85,437	35,132
Cash and cash equivalents, end of period	$ 89,940	$ 171,798	$ 89,940	$ 171,798
Cash and cash equivalents is comprised of:				
Deposits with banks	$ -	$ 120	$ -	$ 120
Interest bearing instruments	89,940	171,678	89,940	171,678
	$ 89,940	$ 171,798	$ 89,940	$ 171,798
Other Cash Flow Information				
Large Corporations Tax paid	$ 108	$ 12	$ 532	$ 58

See accompanying notes to the consolidated financial statements

Notes to the Consolidated Financial Statements – September 30, 2005

(Unaudited)
(tabular amounts in thousands of dollars except per share amounts and otherwise noted)

1. Acquisition of Deer Creek Energy Limited

On August 2, 2005, Deer Creek Energy Limited ("Deer Creek" or "the Company") entered into an agreement pursuant to which Total E&P Canada Ltd. ("Total Canada") offered to acquire 100 percent of the issued and outstanding common shares, on a fully diluted basis, for cash consideration of $25.00 per common share. On September 2, 2005, Total Canada amended the terms of the agreement by increasing the cash consideration under its offer to $31.00 per common share. On September 13, 2005, Total Canada acquired control of the Company.

2. Summary of Significant Accounting Policies

The interim consolidated financial statements of Deer Creek are prepared in accordance with Canadian generally accepted accounting principles. Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and revenue and expenses during the reporting period. Actual results may differ from those estimates.

The accounting policies applied are consistent with those outlined in the Company's annual consolidated financial statements for the fiscal year ended December 31, 2004. These consolidated financial statements for the nine months ended September 30, 2005 do not include all disclosures required in the annual consolidated financial statements and should be read in conjunction with the audited consolidated financial statements included in the Company's 2004 Annual Report.

Certain comparative figures have been reclassified to conform to current financial statement presentation.

Basis of Presentation

The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary, and its newly formed subsidiary, Deer Creek Pipelines Limited ("DCPL"), jointly owned by Deer Creek and Enerplus Resources Fund ("Enerplus") through its wholly-owned subsidiary EnerMark Inc. The Company owns an 84 percent interest in DCPL and these consolidated financial statements reflect only Deer Creek's proportionate interest.

Share Appreciation Rights

The Company established a Share Appreciation Rights Plan (the "SAR Plan") on March 11, 2005. Under the SAR Plan employees and providers of services to the Company are entitled to cash payments equal to the excess of the market price of the common shares over the exercise price of the share appreciation right. The obligations are accrued and recorded as compensation expense over the graded vesting period.

3. Deferred Charges

		Amount
Balance, December 31, 2004	$	926
Deferred charges		760
Amortization		(221)
Balance, September 30, 2005	**$**	**1,465**

Deferred charges include debt financing costs that have been incurred in establishing the Company's credit facilities and long-term insurance costs. These amounts are being amortized over the term of the related credit facility or policy and are included in amortization expense (see Note 7).

4. Future Income Tax Liability

The following summarizes the temporary differences that give rise to the future income tax liability:

		September 30 2005		December 31 2004
Future income tax liabilities				
Property, plant and equipment	**$**	**11,536**	$	9,909
Future income tax assets				
Share issue costs		**(3,386)**		(3,420)
Non-capital losses		**(8,039)**		(2,014)
Capital losses		**(189)**		(189)
Future income tax liability		**(78)**		4,286
Valuation allowance		**189**		189
Future income tax liability	**$**	**111**	$	4,475

5. Asset Retirement Obligations

		Amount
Balance, December 31, 2004	$	860
Liabilities incurred		134
Accretion		45
Balance, September 30, 2005	**$**	**1,039**

The estimated undiscounted amount of cash flows required to settle the asset retirement obligations is $2.4 million and have been discounted at rates between 5.9 percent and 7.3 percent. The costs are expected to be incurred between 2008 and 2040.

6. Share Capital

Authorized
Unlimited number of common shares without par value
Unlimited number of first preferred shares without par value, issuable in series

Issued

	Number of Shares (thousands)		Amount
Common Shares			
Balance, December 31, 2004	47,898	$	222,446
Issued for cash	3,000		40,800
Issue costs, net of tax benefits of $770	-		(1,520)
Exercise of performance share units and stock options	2,958		26,760
Balance, September 30, 2005	**53,856**	**$**	**288,486**

On June 30, 2005, the Company closed a public offering of 3,000,000 common shares at $13.60 per common share for total gross proceeds of $40.8 million.

On September 13, 2005, upon change of control of the Company, all outstanding performance share units and stock options vested and were immediately exercised.

Performance Share Units

The Company has a Performance Share Unit Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		Exercise Price ($/unit)
Outstanding, December 31, 2004	171	$	0.05
Granted	73		0.01
Cancelled	(3)		(0.01)
Exercised	(241)		(0.04)
Outstanding, September 30, 2005	**-**	**$**	**-**
Exercisable, September 30, 2005	**-**	**$**	**-**

On September 13, 2005, upon change of control of the Company, all outstanding performance share units vested and were subsequently exercised and acquired by Total Canada.

For the nine months ended September 30, 2005, compensation cost of $1.3 million for performance share units granted has been credited to contributed surplus.

6. Share Capital (continued)

Stock Options

The Company has a Stock Option Plan under which directors, officers, employees and providers of services to the Company are eligible to receive grants.

	Number (thousands)		Weighted Average Exercise Price ($/option)
Outstanding, December 31, 2004	2,339	$	5.80
Granted	461		15.24
Exercised	(2,717)		(7.28)
Cancelled	(83)		(9.59)
Outstanding, September 30, 2005	**-**	**$**	**-**
Exercisable, September 30, 2005	**-**	**$**	**-**

On September 13, 2005, upon change of control of the Company, all outstanding stock options vested and were subsequently exercised and acquired by Total Canada.

For the nine months ended September 30, 2005, compensation cost of $3.5 million has been recognized for stock options granted after January 1, 2003.

No compensation cost has been recorded for stock options granted in 2002. The following shows pro forma net loss and loss per common share had the fair value method of accounting been applied for stock options granted during 2002:

	Three months ended September 30				Nine months ended September 30			
		2005		2004		**2005**		2004
Net income (loss)								
As reported	$	**(16,034)**	$	(458)	$	**(16,919)**	$	(1,282)
Less fair value of stock options		**61**		19		**122**		56
Pro forma	$	**(16,095)**	$	(477)	$	**(17,041)**	$	(1,338)
Basic and diluted net income (loss) per share								
As reported	$	**(0.31)**	$	(0.01)	$	**(0.34)**	$	(0.04)
Pro forma	$	**(0.31)**	$	(0.01)	$	**(0.35)**	$	(0.04)

The estimated fair value of stock options was calculated at the date of grant using the Black-Scholes model and the following assumptions:

		September 30 2005
Weighted average fair value ($/option)	**$**	**5.19**
Expected volatility (percent)		**30.0**
Risk free interest rate, average for the period (percent)		**3.8**
Expected life (years)		**5**

Share Appreciation Rights

On March 11, 2005, the Company established a Share Appreciation Rights Plan. Under this plan, employees and providers of services to the Company are eligible to receive cash payments equal to the excess of the market price of the common shares over the exercise price of the right. The vesting period of the share appreciation rights is two years.

	September 30 2005
Share appreciation rights granted	**47,059**
Share appreciation rights exercised	**(47,059)**
Share appreciation rights outstanding	**-**
Weighted average exercise price ($/right)	**$ -**
Market value ($/right)	**$ -**

All share appreciation rights granted were granted to employees directly involved in pre-commercial development activities. On September 13, 2005, upon change of control of the Company, all outstanding share appreciation rights vested and were subsequently exercised. Compensation cost of $0.9 million related to the share appreciation rights has been capitalized.

Earnings per share

Basic and diluted net income (loss) per share [illegible] calculated using the weighted average number of common shares outstanding during the nin[illegible]ded Se[illegible]ber 30, 2005 of 49,153,500 (33,509,300 in 2004) and the three month peri[illegible]05 of 51,527,600 (41,655,000 in 2004).

7. Credit Facilities

On May 26, 2005, the Company entered into a credit agreement with The Alberta Treasury Branches to provide a non-recourse pipeline credit facility of $30.0 million. The Joslyn Sales Lines, which consists of two pipelines to be constructed, owned and operated under DCPL have been pledged as security. Fees incurred in relation to the credit facility are included in deferred charges and will be amortized over the term of the agreement which expires December 31, 2010.

As at September 30, 2005, no amounts had been advanced under either the $30.0 million or $65.0 million credit facility.

Standby fees of $0.7 million in relation to the credit facilities have been capitalized during the nine month period ended September 30, 2005.

8. Contingencies and Commitments

Joslyn Project Development

The Company has agreements with Talisman Energy Inc. (the "Talisman Agreement") and Enerplus related to the development of the Joslyn Project. Details of these agreements are provided in Note 8 to the annual consolidated financial statements for the fiscal year ended December 31, 2004.

Contingent amounts payable to Talisman Energy Inc. by both the Company and Enerplus under the terms of the debenture granted pursuant to the Talisman Agreement are as follows:

	September 30 2005	December 31 2004
Contingent production payment:		
Deer Creek	$ 17,640	$ 17,640
Enerplus	3,360	3,360
	$ 21[illegible]	$ 21,000
Contingent interest payment:		
Deer Creek	$ [illegible]	$ 5,967
Enerplus	[illegible]	1,137
	[illegible]	$ 7,104

As at Septe[illegible] [illegible]d h[illegible] advanced sufficiently to esta[illegible] [illegible]sh flows. Additional investment is projec[illegible] [illegible]t of the property and to pay contingent consideration to Talisma[illegible] [illegible]ciated production levels are reached.

Other Commitme[illegible]

The Company has contracte[illegible] [illegible]ated third party to provide the pipe required for the Joslyn Sales Lines. As at Septemb[illegible] [illegible]5, the Company had committed to pay $5.0 million to this party regardless of whether the Jos[illegible] [illegible]es Lines are constructed by Deer Creek. As at September 30, 2005 the Company fully inten[illegible] progress with the project and, therefore, has not recorded these costs.

9. General and Administrative Costs

Included in general and administrative costs in the consolidated statements of income and deficit for the three and nine month periods ended September 30, 2005 is $20.5 million in costs associated with Total Canada's acquisition of a controlling interest in Deer Creek's issued and outstanding common shares (see Note 1). These costs include professional fees, and compensation costs related to stock-based compensation and severance.

10. Related Party Transactions

Total Canada and Deer Creek entered into a reciprocal services agreement on November 10, 2005, purs[illegible] [illegible]h of Total Canada and the Company will, subject to availability, make services avai[illegible] [illegible]ner. Services provided are charged at predetermined rates identified in the a[illegible] [illegible]vision is made for the maintenance of confidentiality of information of each of Total Can[illegible] [illegible] Company.

Corporate Information

Officers

Jean-Luc Guiziou
President and CEO

John Kowal
Vice President, Finance and CFO

Matt Cartwright
Vice President, Thermal

Gary Purcell
Vice President, Business Development

Ray Reipas
Vice President, Mi

Karen Lillejord
Controller

Directors

Philippe Armand*
Senior Vice President, Americas
Total Exploration and Production

Jean-Luc Guiziou[1]
President and CEO, Deer Creek Energy Limited
President, Total E&P Canada Ltd.

Mic el Hibberd*[3]
President, MJH Services Inc.

Verne Johnson*[2,3]
Independent Businessman

Bruce Libin*[3C]
Executive Chairman & CEO
Destiny Resource Services Corp.

Anita O'Brien
Vice President, General Counsel
& Corpor e Secretar Total E&P Canada Ltd.

en aid
Se
Total Exp

Humbert de W
Director, Finan ations
Total S.A. Ltd

[1] Chairman of the Board
[2] Lead Director
[3] Audit Committee
[C] Committee Chairman
* Appointment effected October 5, 2005

For more information, please contact:

Deer Creek Energy Limited
2600, 205 – 5th Avenue SW
Calgary, Alberta T2P 2V7

Phone: 403-264-3777
Facsimile: 403-264-3700
Toll Free: 1-888-264-3777
E-Mail: deercrk@deercreekenergy.com

Toronto Stock Exchange
Trading Symbol – DCE

Deer Creek's annual report and other documents are available online at www.deercreekenergy.com.

File # 82-34856

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, bank manager, lawyer or other professional advisor.

DEER CREEK
Energy Limited

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR

Meeting to be held at 10:00 a.m.
on December 12, 2005

Calgary Petroleum Club
Viking Room
319 – 5th Avenue S.W.
Calgary, Alberta, Canada

November 10, 2005

DEER CREEK Energy Limited

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that a Special Meeting of the holders ("**Shareholders**") of the common shares ("**Common Shares**") of Deer Creek Energy Limited (the "**Corporation**") will be held at the Calgary Petroleum Club, Viking Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada, on December 12, 2005 at 10:00 a.m. for the following purposes:

1. to consider, and vote on a special resolution of the Shareholders (the "**Amalgamation Resolution**") (the text of which is set out in Appendix 1 to the accompanying management information circular (the "**Circular**")) authorizing and approving the amalgamation (the "**Amalgamation**") of the Corporation and 1202655 Alberta Ltd. ("**Newco**"), a subsidiary of Total E&P Canada Ltd. ("**Total Canada**"), upon the terms and conditions set forth in the amalgamation agreement entered into as of November 10, 2005 among the Corporation, Newco, Total Canada and 1202614 Alberta Ltd., a copy of which is attached as Appendix 2 to the Circular; and

2. to transact such other business as may properly be brought before the Meeting (as defined in the attached Circular).

DATED at Calgary, Alberta on this 10th day of November, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jean-Luc Guiziou
President and Chief Executive Officer

Pursuant to section 191 of the *Business Corporations Act* (Alberta) (the "**ABCA**"), a registered holder of Common Shares (as defined in the attached Circular) may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, dissenting Shareholders who have complied with the procedures set forth in the ABCA will be entitled to be paid the fair value of their Common Shares. This right is summarized in Appendix 3 to the Circular and the text of section 191 of the ABCA is set forth in Appendix 4 to the Circular. Failure to adhere strictly with the requirements set forth in section 191 of the ABCA may result in the loss or unavailability of any right to dissent.

NOTE: Registered Shareholders who are unable to attend the Meeting in person are entitled to be represented by proxy and are requested to complete, sign, date and return the enclosed form of proxy in the envelope provided for that purpose.

To be valid, a proxy must be dated and signed by the Shareholder or the Shareholder's attorney authorized in writing. **The proxy, to be acted upon, must be deposited with the Corporation's Registrar and Transfer Agent, Valiant Trust Company, at the following address: 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, no later than 4:45 p.m. (Calgary time) on December 8, 2005.**

TABLE OF CONTENTS

Page

NOTICE TO NON-CANADIAN RESIDENTS

Pursuant to the Amalgamation Agreement, the Corporation, which is a Canadian issuer, and Newco, which is also a Canadian issuer, will amalgamate to form Amalco, which will also be a Canadian issuer, and while this Circular is subject to the disclosure requirements of Canada, Shareholders should be aware that these requirements are different from those of the United States and other non-Canadian jurisdictions.

Shareholders should be aware that the Amalgamation and subsequent redemption of the Amalco Redeemable Preferred Shares by Amalco or purchase of the Amalco Redeemable Preferred Shares by Putco, as the case may be, may have tax consequences both in their country of residence (for example, the United States) and in Canada. United States income tax consequences for Shareholders who are resident in, or citizens of, the United States (or for that matter, the income tax consequences of any other non-Canadian jurisdiction) are not described herein and such residents or citizens are urged to consult their tax advisors as to the application of U.S. federal income tax law (or other non-Canadian income tax laws) to their particular circumstances, as well as to any state or local income or other tax consequences of the redemption of the Amalco Redeemable Preferred Shares by Amalco or purchase of the Amalco Redeemable Preferred Shares by Putco, as the case may be. See also "The Amalgamation – Canadian Federal Income Tax Considerations – Non-Residents of Canada".

The enforcement by Shareholders of civil liabilities under the United States federal securities laws or under other non-Canadian laws may be affected adversely by the fact that the Corporation, Newco, Amalco and Putco are governed by the laws of the Province of Alberta, that their directors and officers are residents of Canada and France, that certain of the experts named in this Circular are residents of Canada and that all or a substantial portion of the assets of the Corporation, Newco, Amalco, Putco and of said persons may be located in Canada. Prospective investors may not be able to sue the Corporation, Newco, Amalco and Putco, each a Canadian issuer, or their officers or directors in a Canadian or other non-U.S. court for violations of United States federal securities laws or under other non-Canadian laws and may find it difficult to compel the Corporation, Newco, Amalco and Putco or such other persons to subject themselves to a United States or other foreign court's judgment.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by the Corporation, Newco, Amalco, Putco or the Depositary.

GLOSSARY OF TERMS

The following is a glossary of terms used frequently throughout this Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder.

"**Acquisition Agreement**" means the acquisition agreement entered into between Total Canada and the Corporation dated August 2, 2005, as amended September 2, 2005.

"**affiliate**" is a person described in section 2 of the ASA.

"**Amalco**" means the corporation continuing as a result of the Amalgamation.

"**Amalco Common Shares**" means common shares in the share capital of Amalco, the rights, privileges, restrictions and conditions of which are set out in Schedule A to the Amalgamation Agreement.

"**Amalco Redeemable Preferred Shares**" means class A redeemable preferred shares in the share capital of Amalco, the rights, privileges, restrictions and conditions of which are set out in Schedule A to the Amalgamation Agreement.

"**Amalgamation**" means the amalgamation of the Corporation and Newco pursuant to the terms of the Amalgamation Agreement.

"**Amalgamation Agreement**" means the amalgamation agreement entered into as of November 10, 2005 among the Corporation, Newco, Total Canada and Putco, a copy of which is attached as Appendix 2 to this Circular.

"**Amalgamation Resolution**" means the special resolution of the Shareholders concerning the Amalgamation to be considered at the Meeting, substantially in the form set forth in Appendix 1 to this Circular.

"**AMF**" means the Autorité des marchés financiers.

"**ASA**" means the *Securities Act* (Alberta), R.S.A. 2000, c. S-4, as amended.

"**associate**" has the meaning given to that term in the ASA.

"**Board of Directors**" or "**Board**" means the board of directors of the Corporation, comprised, up to and including September 13, 2005, of John G. Clarkson, Jonathan C. Farber, Ronald J. Hiebert, S. Barry Jackson, Gordon J. Kerr, Brian K. Lemke and Glen C. Schmidt; comprised, from and including September 13, 2005 to October 31, 2005, of Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien; and comprised, from and including October 31, 2005, of Jean-Luc Guiziou, Humbert de Wendel, Anita O'Brien, Verne Johnson, Bruce Libin, Michael Hibberd, Philippe Armand and Patrick Pouyanne.

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta, on which banks are open for business in Calgary.

"**CBCA**" means the *Canada Business Corporations Act*, R.S.C. 1985, c. C-44, as amended.

"**Circular**" means this Management Information Circular.

"**Common Shares**" means the common shares in the share capital of the Corporation.

"**Corporation**" means Deer Creek Energy Limited, a corporation governed by the ABCA.

"**Depositary**" means Valiant Trust Company.

"Directors' Circulars" means, collectively, the Original Directors' Circular and the Notice of Change to Directors' Circular.

"Dissenting Shareholder" means a registered Shareholder who, in connection with the Meeting of the Shareholders to approve the Amalgamation Agreement and the Amalgamation, has exercised the right to dissent pursuant to section 191 of the ABCA in compliance with the provisions thereof and who has not withdrawn the notice of the exercise of such rights and in respect of which the Corporation has not rescinded the Amalgamation Resolution to approve the Amalgamation Agreement and the Amalgamation.

"Dollars" or **"$"** means the lawful currency of Canada.

"Effective Date" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation, which date is anticipated to be December 12, 2005.

"fair value", where used in relation to a Common Share held by a Dissenting Shareholder, means fair value as determined by a court under section 191 of the ABCA or as agreed between Amalco and the Dissenting Shareholder.

"Joslyn Project" is a multi-phased oil sands development project, as contemplated and described in the public disclosure record of the Corporation, to recover bitumen through SAGD and mining operations from lands in the regional district of Wood Buffalo, Alberta in which the Corporation is the lessor under Alberta Crown Oil Sands Lease No. 7280060T24, Alberta Crown Oil Sands Lease No. 7404110452 and Alberta Crown Oil Sands Lease No. 7405070799 and includes any phase or portion of such development project.

"Letter of Transmittal" means the letter of transmittal (in the form printed on blue paper) accompanying this Circular, to be completed by registered holders of Common Shares.

"Management" means the management of the Corporation.

"Meeting" means the special meeting of Shareholders to be held on December 12, 2005 or such later date as may be determined by the Board of Directors, and any adjournments thereof.

"MI 52-110" means Multilateral Instrument 52-110 – Audit Committees.

"Minority Shareholders" means the Shareholders, other than Total Canada and Newco (in both cases other than in respect of the Common Shares acquired pursuant to the Offer), the whole within the meaning of and as to be determined pursuant to Rule 61-501 and Regulation Q-27, and subject to the exceptions set out therein.

"Newco" means 1202655 Alberta Ltd., a corporation governed by the ABCA and a wholly-owned subsidiary of Total Canada.

"Newco Common Shares" means common shares in the share capital of Newco.

"Notice" means the notice of the Meeting accompanying this Circular.

"Notice of Change to Directors' Circular" means the notice of change to directors' circular dated September 6, 2005 relating to the Varied Offer.

"Offer" means the Original Offer, as varied and extended by the Varied Offer, as further extended on September 13, 2005 and September 27, 2005.

"Offer Circular" means, collectively, the offer and circular of Total Canada dated August 5, 2005, the notice of variation and extension dated September 2, 2005, and the notices of extension dated September 13, 2005 and September 27, 2005, in respect of the Offer.

"Original Directors' Circular" means the circular of the Board of Directors dated August 5, 2005 relating to the Original Offer.

"Original Offer" means the offer by Total Canada dated August 5, 2005 to acquire all of the issued and outstanding Common Shares.

"OSC" means the Ontario Securities Commission.

"Proposed Transaction" means the proposed Amalgamation and related transactions.

"Putco" means 1202614 Alberta Ltd., a corporation governed by the ABCA and a wholly-owned subsidiary of Total Canada.

"Record Date" means November 10, 2005, the record date for determining Shareholders entitled to receive notice of and vote at the Meeting.

"Redemption Date" means the first Business Day following the Effective Date, which Redemption Date is anticipated to be December 13, 2005.

"Redemption Time" means 5:00 p.m. (Calgary time) on the Redemption Date.

"Regulation Q-27" means Regulation Q-27 – Protection of Minority Securityholders in the Course of Certain Transactions of the AMF, as amended.

"Rule 61-501" means OSC Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions, as amended.

"SAGD" is an acronym for "steam assisted gravity drainage" and refers to an *in situ* recovery technique for extraction of heavy oil or bitumen from oil sands that involves drilling a pair of horizontal wells one above the other; one well is used for steam injection and the other for production.

"Share Certificates" means certificates representing Common Shares and, following the Amalgamation, Amalco Redeemable Preferred Shares (other than certificates held by Dissenting Shareholders which, following the Amalgamation, represent the right to receive payment in accordance with section 191 of the ABCA).

"Shareholders" means the holders of Common Shares.

"subsidiary" has the meaning ascribed thereto in section 4 of the ASA.

"Tax Act" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1, (5th Suppl.), as amended.

"Total" means Total S.A., a corporation governed under the laws of France.

"Total Canada" means Total E&P Canada Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of Total.

"TSX" means the Toronto Stock Exchange.

"Varied Offer" means the Original Offer, as varied and extended by Total Canada's varied offer dated September 2, 2005, pursuant to which the consideration offered by Total Canada was increased from $25.00 per Common Share to $31.00 per Common Share and the expiry date of the varied offer was extended to September 13, 2005.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Notice and this Circular. Shareholders are encouraged to read the Notice and this Circular in their entirety.

Date, Time and Place of Meeting

The Meeting will be held on December 12, 2005 at 10:00 a.m. (Calgary time) at the Calgary Petroleum Club, Viking Room, 319 – 5th Avenue S.W., Calgary, Alberta, Canada.

Record Date

The Record Date for the determination of Shareholders entitled to notice of and to vote at the Meeting is November 10, 2005.

Special Business

At the Meeting, Shareholders will be asked to consider and to vote on the Amalgamation Resolution, being a special resolution of the holders of Common Shares approving the Amalgamation substantially on the terms set out in the Amalgamation Agreement. The full text of the Amalgamation Resolution is attached to this Circular as Appendix 1.

Amalgamation Resolution

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Newco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Total Canada will be the only holder of Amalco Common Shares following the Amalgamation.

Upon the completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Newco) will receive one Amalco Redeemable Preferred Share for each Common Share held. In addition, each Common Share held by Newco will be cancelled without any repayment of capital in respect thereof. Amalco will redeem any and all such Amalco Redeemable Preferred Shares for $31.00 in cash per share at the Redemption Time. Holders of Amalco Redeemable Preferred Shares can elect, prior to the Redemption Time, to have Putco purchase any and all such Amalco Redeemable Preferred Shares at a purchase price of $31.00 in cash per share prior to such redemption.

The consideration paid by Amalco on redemption of Amalco Redeemable Preferred Shares and the purchase price paid by Putco for the purchase of Amalco Redeemable Preferred Shares will be funded directly or indirectly by Total Canada. In accordance with the terms of the Amalgamation Agreement, it is a condition to the completion of the Amalgamation that immediately available funds required for the redemption of the Amalco Redeemable Preferred Shares and the purchase of any Amalco Redeemable Preferred Shares shall have been provided to the Depositary on or before the Effective Date.

Certain Canadian federal income tax implications of the Amalgamation and the redemption or purchase of the Amalco Redeemable Preferred Shares are discussed in greater detail in this Circular under the heading "The Amalgamation – Canadian Federal Income Tax Considerations".

Dissenting Shareholders who have complied with the provisions of section 191 of the ABCA will be entitled to be paid the fair value of their Common Shares in accordance with the ABCA. See "The Amalgamation – Right to Dissent"

See "The Amalgamation – Terms of the Amalgamation" and "The Amalgamation – The Amalgamation Agreement".

Background and Reasons for the Amalgamation

On August 5, 2005, Total Canada made the Original Offer and on September 2, 2005 it made the Varied Offer. On September 13, 2005, and again on September 27, 2005, Total Canada extended the Varied Offer, which ultimately expired on October 11, 2005. On September 13, 2005, Total Canada took up and paid for 42,036,043 Common Shares deposited pursuant to the Offer. On September 26, 2005, Total Canada further took up and paid for 2,338,906 additional Common Shares deposited pursuant to the Offer. On October 11, 2005, Total Canada further took up and paid for 24,653 additional Common Shares deposited pursuant to the Offer. As a result, Total Canada acquired 44,399,602 Common Shares pursuant to the Offer, representing approximately 82.4% of the outstanding Common Shares. All of the Common Shares acquired by Total Canada pursuant to the Offer were subsequently transferred to Newco on November 10, 2005.

In the Offer Circular, Total Canada disclosed its intention, if the Offer was successful, to acquire all of the Common Shares not deposited under the Offer by means of a subsequent acquisition transaction. Because a statutory right of compulsory acquisition under the ABCA is not available, Total Canada is proceeding with the Proposed Transaction. The Corporation and Total Canada agreed in the Acquisition Agreement that if Total Canada took up and paid for, or otherwise acquired, directly or indirectly, at least 66⅔% of the outstanding Common Shares (calculated on a diluted basis) pursuant to the Offer, Total Canada would use all commercially reasonable efforts to acquire, and the Corporation would use all commercially reasonable efforts to assist Total Canada in acquiring, the balance of the Common Shares as soon as practicable, and in any event by March 13, 2006, pursuant to a subsequent acquisition transaction, provided that the consideration per Common Share is not less than $31.00 per Common Share. The Proposed Transaction constitutes a "going private transaction" or "business combination" within the meaning of certain applicable securities legislation, including Rule 61-501 and Regulation Q-27.

See "The Amalgamation – Background to the Proposed Transaction".

Board Approval

On August 5, 2005, after carefully considering the terms of the Acquisition Agreement, the terms of the Original Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005, the fairness opinion of Peters & Co. Limited dated August 2, 2005, the advice of its financial and legal advisors and various additional matters, the Board of Directors determined unanimously that the Original Offer was fair to the Shareholders and was in the best interests of the Corporation and the Shareholders and unanimously recommended that holders of Common Shares accept the Original Offer and tender their Common Shares to the Original Offer.

On September 2, 2005, after carefully considering the terms of the Acquisition Agreement, including the amendments thereto, the terms of the Varied Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005 and the fairness opinion of Peters & Co. Limited dated August 2, 2005, each as updated verbally in relation to the Varied Offer, the advice of its financial and legal advisors and various additional matters, the Board of Directors determined unanimously that the Varied Offer was fair to the Shareholders and was in the best interests of the Corporation and the Shareholders and unanimously recommended that Shareholders accept the Varied Offer and tender their Common Shares to the Varied Offer. See "The Amalgamation – Fairness Opinions".

On September 13, 2005, Glen C. Schmidt, S. Barry Jackson, John G. Clarkson, Jonathan C. Farber, Ronald J. Hiebert, Gordon J. Kerr and Brian K. Lemke resigned as directors of the Corporation. Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien were appointed as directors of the Corporation on September 13, 2005 to fill certain of the vacancies created by such resignations. On October 31, 2005, Verne Johnson, Bruce Libin, Michael Hibberd and Philippe Armand were appointed directors of the Corporation to fill the remaining vacancies created by the aforementioned resignations. The Board also appointed Patrick Pouyanne as an additional member of the Board on October 31, 2005. On the same date, the Board appointed Jean-Luc Guiziou as the Chairman of the Board and appointed Verne Johnson as the Lead Director of the Board. In addition, the Board appointed Bruce Libin (Chair), Verne Johnson and Michael Hibberd to the Audit Committee of the Board, all of whom are "independent" directors as defined in MI 52-110 and are independent of Total and its affiliated entities. See "The Amalgamation – Members of Board of Directors".

Between October 31, 2005 and November 10, 2005, inclusive, the three independent members of the Board met formally and informally with Management and with representatives of Burnet, Duckworth & Palmer LLP, special counsel to the

Corporation, on a number of occasions, and also met with representatives of Goldman, Sachs & Co. and Peters & Co. Limited, financial advisors to the Board.

On November 10, 2005, the Board met to consider the Amalgamation. Prior to considering the Amalgamation or any matters relating thereto, each of the non-independent members of the Board (being Jean-Luc Guiziou, Humbert de Wendel, Anita O'Brien, Philippe Armand and Patrick Pouyanne) requested to have entered in the minutes of the meeting of the Board the nature and extent of their interest in the Amalgamation and the Amalgamation Agreement. The independent members of the Board (being Verne Johnson, Bruce Libin and Michael Hibberd), after considering various matters, unanimously resolved to approve the Amalgamation Agreement and the Circular and related meeting materials, as well as the mailing of the Circular to the Shareholders. The non-independent members of the Board abstained from voting on the resolutions approving the foregoing matters.

See "The Amalgamation – Board Approval".

Shareholder Approval

The Amalgamation must be approved by the Shareholders in accordance with applicable law. Pursuant to the ABCA, the Amalgamation Resolution must be passed by at least 66⅔% of the votes cast by holders of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution. In addition, Rule 61-501 and Regulation Q-27 require that, in addition to any other required Shareholder approval, in order to complete a "business combination" or "going private transaction" (as such terms are defined in Rule 61-501 and Regulation Q-27, respectively), the approval of a simple majority of the votes attached to the Common Shares held by "minority" holders of the affected securities must also be obtained. Newco is permitted to vote the Common Shares held by it for the purposes of the approval of the Proposed Transaction by Minority Shareholders.

Newco, which holds approximately 82.4% of the Common Shares (being the Common Shares acquired by Total Canada pursuant to the Offer, which were subsequently transferred by Total Canada to Newco), has advised the Corporation that it intends to vote all Common Shares owned by it, directly or indirectly, in favour of the Amalgamation Resolution.

See "The Amalgamation – Shareholder Approval" and "The Amalgamation – Legal Aspects".

Letter of Transmittal

A Letter of Transmittal (printed on blue paper) is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The details for the surrender of Share Certificates to the Depositary and the address of the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal includes a box for Shareholders to check if they desire to elect to sell their Amalco Redeemable Preferred Shares to Putco for $31.00 in cash per share prior to the redemption of such shares by Amalco. **Unless a Shareholder has made a valid election to sell the Shareholder's Amalco Redeemable Preferred Shares to Putco in accordance with the requirements of the Letter of Transmittal and delivers the Letter of Transmittal to the Depositary prior to the Redemption Time, together with such Shareholder's Share Certificate(s) and any other required documentation, in accordance with the procedure specified in the Letter of Transmittal, the Amalco Redeemable Preferred Shares held by such Shareholder will be redeemed at the Redemption Time.** See "The Amalgamation – Letter of Transmittal", "The Amalgamation - Surrender of Share Certificates" and "The Amalgamation - Payment and Delivery of the Consideration".

Surrender of Share Certificates

In order to receive the consideration payable to a Shareholder in connection with the Proposed Transaction, Shareholders (other than Dissenting Shareholders and Newco) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with such Shareholder's Share Certificates and such other additional documents as the Depositary may reasonably require, if any.

Procedure for Receipt of Consideration

As soon as practicable after the Redemption Time, if a holder's Amalco Redeemable Preferred Shares are redeemed by Amalco, or the Effective Date, if a holder of Amalco Redeemable Preferred Shares elects to have the holder's shares purchased by Putco, assuming due delivery of the required documentation, Amalco or Putco, as the case may be, will cause the Depositary to forward a cheque for the aggregate consideration (without interest) to which a holder of Amalco Redeemable Preferred Shares is entitled, by first class mail to the address of such holder as shown on the register of Shareholders maintained by the Depositary, unless such holder indicates in the Letter of Transmittal that he wishes to pick up the cheque representing the aggregate consideration, in which case the cheque will be available at the office of the Depositary for pick-up by such holder. See "The Amalgamation – Consideration", "The Amalgamation – Letter of Transmittal", "The Amalgamation – Surrender of Share Certificates", "The Amalgamation – Delivery Requirements" and "The Amalgamation – Payment and Delivery of the Consideration".

Fairness Opinions

In connection with the Original Offer, each of Goldman, Sachs & Co. and Peters & Co. Limited delivered a written fairness opinion to the Board of Directors dated August 2, 2005, stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Common Shares under the Original Offer was fair, from a financial point of view, to Shareholders. Copies of the fairness opinions dated August 2, 2005 are attached to the Original Directors' Circular dated August 5, 2005.

In connection with the Varied Offer, on September 2, 2005, each of Goldman, Sachs & Co. and Peters & Co. Limited verbally confirmed to the Board of Directors its opinion that, subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Common Shares under the Varied Offer was fair, from a financial point of view, to Shareholders. Each of Goldman, Sachs & Co. and Peters & Co. Limited have delivered a written fairness opinion dated September 2, 2005 confirming their verbal opinions.

See "The Amalgamation – Fairness Opinions" and "Documents Incorporated by Reference".

Canadian Federal Income Tax Considerations

In general, Shareholders who hold Common Shares as capital property will not realize a capital gain or loss on the Amalgamation but will be subject to a taxable transaction on the subsequent redemption or disposition of Amalco Redeemable Preferred Shares. **The tax consequences of such transactions will depend upon each Shareholder's particular circumstances and Shareholders should consult with their own tax advisors as to whether they should exercise the option of selling their Amalco Redeemable Preferred Shares to Putco.**

The foregoing is qualified in its entirety by the more detailed summary that appears under "The Amalgamation – Canadian Federal Income Tax Considerations".

Right of Dissent

Under the provisions of section 191 of the ABCA, a registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who comply with the procedures set forth in the ABCA will be entitled to be paid the fair value of the Common Shares in respect of which their right to dissent was exercised. See "The Amalgamation – Right to Dissent".

Total, Total Canada, Newco and Putco

Total, a French *société anonyme*, was incorporated in 1924 and, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world by market capitalization, with operations in more than 130 countries.

Total Canada is a corporation governed by the federal laws of Canada, incorporated on January 1, 2001, and is a direct wholly-owned subsidiary of Total.

Newco was incorporated under the ABCA on November 3, 2005 as a wholly-owned subsidiary of Total Canada. Newco was incorporated for the sole purpose of participating in the Proposed Transaction and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters.

Putco was incorporated under the ABCA on November 3, 2005 as a wholly-owned subsidiary of Total Canada. Putco was incorporated for the sole purpose of participating in the Proposed Transaction and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters.

See "Information Concerning Total, Total Canada, Newco and Putco".

Effect of the Amalgamation on Markets and Listings

The Corporation intends to delist the Common Shares from the TSX and to cause the Corporation to cease to be a reporting issuer under the securities laws of each province in which it is a reporting issuer on or shortly following the Effective Date. See "Effect of the Amalgamation on Markets and Listings".

GENERAL INFORMATION

SOLICITATION OF PROXIES

This Circular is furnished in connection with the solicitation by Management of the Corporation of proxies for use at the Meeting to be held on December 12, 2005 at the place and time and for the purposes set forth in the Notice.

The cost of solicitation by Management will be borne by the Corporation. In addition to the solicitation of proxies by mail, directors, officers and regular employees of the Corporation may, without additional compensation, solicit such proxies on behalf of Management personally, by telephone, email, Internet, facsimile, telegram or other means of communication. Upon request, the Corporation will reimburse investment dealers, banks, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of the Common Shares.

Registered Shareholders unable to attend the Meeting in person are urged to complete the enclosed form of proxy and to forward it to Valiant Trust Company, 310, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1, no later than 4:45 p.m. (Calgary time) on December 8, 2005. If the Shareholder is a corporation, an officer's signature on the said form of proxy must be duly authorized in writing.

The information provided herein is given as of November 10, 2005 unless otherwise specified.

APPOINTMENT OF PROXY HOLDERS, VOTING OF PROXIES AND REVOCATION OF PROXIES

General

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. **However, each Shareholder has the right to appoint a person (who need not be a Shareholder), other than those named in the enclosed form of proxy, to attend and act on behalf of the Shareholder at the Meeting. That right may be exercised by striking out the names of the Management nominees in the enclosed form of proxy and inserting the name of such person in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy.**

Common Shares represented by proxies appointing Management nominees will be voted or withheld from voting in accordance with the instructions of the Shareholder as specified in the form of proxy. In the absence of such instructions, such Common Shares will be voted **FOR** the Amalgamation Resolution.

The accompanying form of proxy, when properly signed, confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice and with respect to any matter which may properly come before the Meeting. Management presently knows of no such amendments, variations or other matters to come before the Meeting other than those referred to in the Notice. If any such amendment, variation or other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote on such amendment, variation or other matter in accordance with their judgment.

In addition to any other manner permitted by law, a registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing at the office of the Corporation, Deer Creek Energy Limited, Bow Valley Square 2, Suite 2600, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, to the attention of the Chief Financial Officer at any time up to and including the last Business Day preceding the day of the Meeting, or an adjournment thereof at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or the day of an adjournment thereof. Each Common Share entitles the registered holder thereof to one vote on each ballot taken at a meeting of Shareholders and such votes may be given in person or by proxy. Common Shares may be voted for or against, or the Shareholder may abstain from voting.

The execution or exercise of a proxy does not constitute a written objection for the purposes of exercising dissent rights under section 191 of the ABCA. For information on Dissenting Shareholder rights, see "The Amalgamation – Right to Dissent".

Advice to Beneficial Holders

The information set forth in this section is of significant importance as most of the Shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name ("**Beneficial Shareholders**") should note that only proxies deposited by Shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If the Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder's own name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of these shares are registered in the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the broker's clients. Therefore, Beneficial Shareholders cannot be recognized at the Meeting for purposes of voting their Common Shares in person or by way of proxy unless their brokers or agents are given specific instructions. If you are a Beneficial Shareholder and wish to vote in person at the Meeting, please contact your broker or agent well in advance of the Meeting to determine how you can do so.

Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings. Every broker has its own mailing procedures and provides its own return instructions to its clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the proxy provided to registered Shareholders, however, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**"). ADP typically prepares a machine-readable voting instruction form, mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to ADP. Alternatively, Beneficial Shareholders can either call their toll free telephone number to vote their Common Shares or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. ADP then tabulates the results of all instructions received and provides instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – voting instructions must be provided to ADP (in accordance with the instructions set forth on the ADP form) well in advance of the Meeting in order to have the Common Shares voted.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of the Beneficial Shareholder's broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the Proxy and return the Proxy to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent) well in advance of the Meeting.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation has issued and outstanding 53,855,904 Common Shares. A Record Date of November 10, 2005 has been set for determining the Shareholders entitled to receive notice of, and to vote at, the Meeting. Only Shareholders of record at the close of business on November 10, 2005 shall be entitled to vote at the Meeting, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares, subsequent to November 10, 2005; and (ii) the transferee of those Common Shares produces properly endorsed Share Certificates, or otherwise establishes ownership of the Common Shares and demands, not later than ten days before the Meeting, that the transferee's name be included on the Shareholder list for the Meeting in which case the transferee shall be entitled to vote such Common Shares at the Meeting. The transfer books will not be closed.

To the knowledge of the directors and executive officers of the Corporation, the only persons or companies, directly or indirectly, beneficially owning or exercising control or direction over Common Shares carrying more than 10 percent of

the voting rights attached to all Common Shares are: (i) Newco (which is directly controlled by Total Canada and indirectly controlled by Total), which the Corporation understands, based on information provided by Newco, owns, directly or indirectly, 44,399,602 Common Shares, representing approximately 82.4% of the outstanding Common Shares; and (ii) Paulson & Co. Inc., which the Corporation understands, based on documents publicly filed by Paulson & Co. Inc., owns, directly or indirectly, 8,552,640 Common Shares, representing approximately 15.9% of the outstanding Common Shares.

THE AMALGAMATION

Background to the Proposed Transaction

On August 2, 2005, Total Canada and the Corporation entered into the Acquisition Agreement pursuant to which Total Canada agreed to make the Original Offer to purchase all of the issued and outstanding Common Shares. The intention of Total Canada to make the Original Offer was announced before the opening of markets on August 2, 2005. On August 5, 2005, the Original Offer was made to purchase all of the issued and outstanding Common Shares of the Corporation for $25.00 in cash for each Common Share deposited under the Original Offer. Additional background information in respect of the Original Offer is set forth in the Original Directors' Circular, which is incorporated by reference herein.

On August 31, 2005, the Corporation received an unsolicited takeover proposal from a third party to acquire all of the Common Shares for $31.00 per Common Share. On September 2, 2005, Total Canada notified the Board of Directors that it was varying the terms of the Original Offer by increasing the consideration payable for each Common Share of the Corporation from $25.00 cash per Common Share to $31.00 cash per Common Share and extending the expiry time to September 13, 2005. On September 2, 2005, Total Canada and the Corporation entered into an amending agreement in respect of the Acquisition Agreement providing for the increase in consideration payable for each Common Share and the extension of the expiry time of the Offer. On September 2, 2005, the Varied Offer was made to Shareholders. Additional background information in respect of the Varied Offer is set forth in the Notice of Change to Directors' Circular, which is incorporated by reference herein.

On September 13, 2005, Total Canada took up 42,036,043 Common Shares, representing approximately 78.0% of the outstanding Common Shares on a fully diluted basis. In addition, on September 13, 2005, Total Canada extended the Offer until September 26, 2005. In connection with the take-up of the aforementioned Common Shares and in accordance with the terms of the Acquisition Agreement, Glen Schmidt resigned as a director and as President and Chief Executive Officer of the Corporation, S. Barry Jackson resigned as a director and the Chairman of the Board of the Corporation, and Messrs. John Clarkson, Jonathan Farber, Ronald Hiebert, Gordon Kerr and Brian Lemke resigned as directors of the Corporation. Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien were each appointed directors of the Corporation and Mr. Guiziou was appointed the President and Chief Executive Officer of the Corporation.

As of September 27, 2005, Total Canada had taken up an aggregate of 44,374,949 Common Shares, representing approximately 82.4% of the outstanding Common Shares on a fully diluted basis. In addition, on September 27, 2005, Total Canada extended the Offer a second time until October 11, 2005.

As of October 12, 2005, Total Canada had taken up an aggregate of 44,399,602 Common Shares under the Offer, representing approximately 82.4% of the Common Shares outstanding. The Corporation also announced the expiration of the Offer and that it had been informed by Total Canada that, as disclosed in the Offer, Total Canada anticipated proposing to the Corporation a subsequent acquisition transaction with the objective to acquire the remaining Common Shares not deposited under the Offer at the same price as the Offer price. The Corporation and Total Canada agreed in the Acquisition Agreement that if Total Canada took up and paid for, or otherwise acquired, directly or indirectly, at least 66⅔% of the outstanding Common Shares (calculated on a diluted basis) pursuant to the Offer, Total Canada would use all commercially reasonable efforts to acquire, and the Corporation would use all commercially reasonable efforts to assist Total Canada in acquiring, the balance of the Common Shares as soon as practicable, and in any event by March 13, 2006, pursuant to a subsequent acquisition transaction, provided that the consideration per Common Share is not less than $31.00 per Common Share.

On October 31, 2005, Verne Johnson, Bruce Libin, Michael Hibberd and Philippe Armand were appointed directors of the Corporation to fill the remaining vacancies created by the resignations described above. The Board also appointed

Patrick Pouyanne as an additional member of the Board on October 31, 2005. On the same date, the Board appointed Jean-Luc Guiziou as the Chairman of the Board and appointed Verne Johnson as the Lead Director of the Board. In addition, the Board appointed Bruce Libin (Chair), Verne Johnson and Michael Hibberd to the Audit Committee of the Board, all of whom are "independent" directors as defined in MI 52-110 and are independent of Total and its affiliated entities. See "The Amalgamation – Members of Board of Directors".

From October 31, 2005 to November 10, 2005, the Corporation and Total Canada negotiated the form of Amalgamation Agreement. On November 10, 2005, the board of directors of each of the Corporation, Newco, Total Canada and Putco approved the Amalgamation Agreement and the Board approved the Circular.

On November 10, 2005, Total Canada transferred all of its Common Shares to Newco, with the result that Newco now owns approximately 82.4% of the Common Shares outstanding.

On November 10, 2005, the parties signed the Amalgamation Agreement.

Total Canada and the Corporation entered into a reciprocal services agreement dated effective as of September 13, 2005 pursuant to which each of Total Canada and the Corporation will, subject to availability, make the services of members of their staff available to the other. Services provided are charged at rates identified in the agreement for various categories of staff and in the absence of identification at cost (including overhead) plus 5%. Provision is made for the maintenance of confidentiality of information of each of Total Canada and the Corporation.

Terms of the Amalgamation

If the Amalgamation Resolution is approved and the conditions set out in the Amalgamation Agreement are satisfied, on the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation. As a result of the Amalgamation, the property of both the Corporation and Newco will become the property of Amalco and Amalco will continue to be liable for the obligations of both the Corporation and Newco. Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation and will have the same assets and liabilities. Total Canada will be the only holder of Amalco Common Shares following the Amalgamation.

Upon the completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Newco) will receive one Amalco Redeemable Preferred Share for each Common Share held. In addition, each Common Share held by Newco will be cancelled without any repayment of capital in respect thereof. Amalco will redeem any and all such Amalco Redeemable Preferred Shares for $31.00 in cash per share at the Redemption Time. Holders of Amalco Redeemable Preferred Shares can elect, prior to the Redemption Time, to have Putco purchase any and all such Amalco Redeemable Preferred Shares at a purchase price of $31.00 in cash per share prior to such redemption. Holders who intend to have their Amalco Redeemable Preferred Shares redeemed or sold as described herein must complete and return the enclosed Letter of Transmittal and any other required documentation in accordance with the procedure specified in the Letter of Transmittal. See "The Amalgamation - Letter of Transmittal".

The consideration paid by Amalco on redemption of Amalco Redeemable Preferred Shares and the purchase price paid by Putco for the purchase of Amalco Redeemable Preferred Shares will be funded directly or indirectly by Total Canada. In accordance with the terms of the Amalgamation Agreement, it is a condition to the completion of the Amalgamation that immediately available funds required for the redemption of the Amalco Redeemable Preferred Shares and the purchase of any Amalco Redeemable Preferred Shares shall have been provided to the Depositary on or before the Effective Date.

Certain Canadian federal income tax implications of the Amalgamation and the redemption or purchase of the Amalco Redeemable Preferred Shares are discussed in greater detail in this Circular. See "The Amalgamation - Canadian Federal Income Tax Considerations" below.

Dissenting Shareholders who have complied with the provisions of section 191 of the ABCA will be entitled to be paid the fair value of their Common Shares in accordance with the ABCA. See "The Amalgamation - Right to Dissent" below.

The Amalgamation Agreement

The Amalgamation will be carried out pursuant to sections 181 and 182 of the ABCA, and will be effected in accordance with the terms of the Amalgamation Agreement among the Corporation, Newco, Total Canada and Putco. Upon approval by the Shareholders, satisfaction of all other conditions as provided in the Amalgamation Agreement and the filing of articles of amalgamation, the Amalgamation will become effective on the Effective Date.

The Effective Date of the Amalgamation is expected to be December 12, 2005. On the Effective Date, the Corporation and Newco will amalgamate and continue as one corporation and:

(i) each issued and outstanding Common Share will be converted into one Amalco Redeemable Preferred Share, other than those Common Shares held by Dissenting Shareholders and those Common Shares held by Newco;

(ii) each issued and outstanding Common Share held by Newco will be cancelled without any repayment of capital in respect thereof;

(iii) each issued and outstanding Newco Common Share will be converted into one Amalco Common Share; and

(iv) each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of Common Shares held by such Dissenting Shareholder in accordance with the provisions of the ABCA.

Following the completion of the Amalgamation, Amalco will continue to operate under the name "Deer Creek Energy Limited". Immediately after the Amalgamation, Amalco will continue to carry on the operations of the Corporation with the same assets and liabilities.

In accordance with the ABCA, upon the Effective Date:

(i) the amalgamation of the Corporation and Newco and their continuance as one corporation, Amalco, under the terms and conditions prescribed in the Amalgamation Agreement, will be effective;

(ii) the property of each of the Corporation and Newco will continue to be the property of Amalco;

(iii) Amalco will continue to be liable for the obligations of each of the Corporation and Newco;

(iv) any existing cause of action, claim or liability to prosecution with respect to either the Corporation or Newco or both will be unaffected;

(v) any civil, criminal or administrative action or proceeding pending by or against either the Corporation or Newco may be continued to be prosecuted by or against Amalco;

(vi) any conviction against, or ruling, order or judgment in favour of or against either of the Corporation or Newco may be enforced by or against Amalco; and

(vii) the articles of amalgamation will be deemed to be the articles of incorporation of Amalco and the certificate of amalgamation to be issued in respect of the Amalgamation shall be deemed to be the certificate of incorporation of Amalco.

Following the Amalgamation, each Amalco Redeemable Preferred Share will be redeemed by Amalco for $31.00 in cash, in accordance with the terms of the Amalco Redeemable Preferred Shares, at the Redemption Time. Amalco

Redeemable Preferred Shares which, at the election of a holder, are sold to Putco for $31.00 in cash per share before the Redemption Time will also be redeemed by Amalco for $31.00 in cash.

The respective obligations of the Corporation and Newco to consummate the transactions contemplated by the Amalgamation Agreement, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by the mutual consent of the Corporation and Newco without prejudice to their right to rely on any other condition:

(i) the Amalgamation Agreement and the transactions contemplated thereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Corporation and Newco in accordance with the provisions of the ABCA and any other applicable regulatory requirements;

(ii) all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Corporation and Newco or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(iii) immediately available funds required for the redemption of the Amalco Redeemable Preferred Shares by Amalco and the purchase of any Amalco Redeemable Preferred Shares by Putco shall have been provided to the Depositary; and

(iv) Newco and the Corporation shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the consideration on redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco's assets will not be less than the aggregate of its liabilities.

The Amalgamation Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the Board of Directors of the Corporation or Newco notwithstanding the approval thereof by the Shareholders of the Corporation and Newco.

The Amalgamation Agreement may at any time and from time to time be amended by written agreement of the parties thereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties thereto; (ii) waive compliance with or modify any of the covenants contained therein and waive or modify performance of any of the obligations of the parties thereto; or (iii) waive compliance with or modify any other conditions precedent contained therein; provided that no such amendment shall change the provisions thereof regarding the consideration to be received by the Shareholders and the shareholders of Newco for their Common Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

The foregoing description of the Amalgamation Agreement is qualified in its entirety by reference to the full text of the Amalgamation Agreement attached to this Circular as Appendix 2. For a full description of the rights, privileges, restrictions and conditions attaching to the Amalco Common Shares and the Amalco Redeemable Preferred Shares, see Schedule A to the Amalgamation Agreement.

Dissenting Shareholders will be entitled to be paid the fair value of their Common Shares in accordance with and subject to compliance with the provisions of section 191 of the ABCA. For a full description of such dissent rights, see "The Amalgamation – Right to Dissent" below and Appendices 3 and 4 to this Circular.

Shareholder Approval

The Amalgamation must be approved by the Shareholders in accordance with applicable law. Pursuant to the ABCA, the Amalgamation Resolution must be passed by at least 66⅔% of the votes cast by holders of the Common Shares

present or represented by proxy at the Meeting and entitled to vote on the Amalgamation Resolution. In addition, Rule 61-501 and Regulation Q-27 require that, in addition to any other required Shareholder approval, in order to complete a "business combination" or "going private transaction" (as such terms are defined in Rule 61-501 and Regulation Q-27, respectively), the approval of a simple majority of the votes attached to the Common Shares held by "minority" holders of the affected securities must also be obtained. Newco is permitted to vote the Common Shares held by it for the purposes of the approval of the Proposed Transaction by Minority Shareholders.

Newco, which holds approximately 82.4% of the Common Shares, has advised the Corporation that it intends to vote all Common Shares owned by it, directly or indirectly, in favour of the Amalgamation Resolution. **The votes attached to the Common Shares held by Newco are sufficient to enable all the foregoing approvals to be obtained. In particular, the votes attached to 44,399,602 Common Shares taken up by Total Canada pursuant to the Offer, and subsequently transferred to Newco (representing approximately 82.4% of the Common Shares) may be counted as part of the votes attached to the Common Shares held by Minority Shareholders and represent more than a majority of such votes. Total Canada and Newco are therefore in a position to have the Amalgamation approved.** See "The Amalgamation – Legal Aspects" below.

Unless otherwise specified by a Shareholder executing a proxy, the persons named as proxies in the enclosed form of proxy intend to vote the Common Shares represented by such proxy FOR the Amalgamation Resolution.

Expenses of the Proposed Transaction

The Corporation will pay the costs of the Proposed Transaction, including legal, filing and printing costs, and all costs associated with the preparation of this Circular. Such costs are expected to aggregate approximately $250,000.

Board Approval

On August 5, 2005, after carefully considering the terms of the Acquisition Agreement, the terms of the Original Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005, the fairness opinion of Peters & Co. Limited dated August 2, 2005, the advice of its financial and legal advisors and various additional matters, the Board of Directors determined unanimously that the Original Offer was fair to the Shareholders and was in the best interests of the Corporation and the Shareholders and unanimously recommended that holders of Common Shares accept the Original Offer and tender their Common Shares to the Original Offer.

On September 2, 2005, after carefully considering the terms of the Acquisition Agreement, including the amendments thereto, the terms of the Varied Offer, the fairness opinion of Goldman, Sachs & Co. dated August 2, 2005 and the fairness opinion of Peters & Co. Limited dated August 2, 2005, each as updated verbally in relation to the Varied Offer, the advice of its financial and legal advisors and various additional matters, the Board of Directors determined unanimously that the Varied Offer was fair to the Shareholders and was in the best interests of the Corporation and the Shareholders and unanimously recommended that Shareholders accept the Varied Offer and tender their Common Shares to the Varied Offer. See "The Amalgamation – Fairness Opinions".

On September 13, 2005, Glen C. Schmidt, S. Barry Jackson, John G. Clarkson, Jonathan C. Farber, Ronald J. Hiebert, Gordon J. Kerr and Brian K. Lemke resigned as directors of the Corporation. Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien were appointed as directors of the Corporation on September 13, 2005 to fill certain of the vacancies created by such resignations. On October 31, 2005, Verne Johnson, Bruce Libin, Michael Hibberd and Philippe Armand were appointed directors of the Corporation to fill the remaining vacancies created by the aforementioned resignations. The Board also appointed Patrick Pouyanne as an additional member of the Board on October 31, 2005. On the same date, the Board appointed Jean-Luc Guiziou as the Chairman of the Board and appointed Verne Johnson as the Lead Director of the Board. In addition, the Board appointed Bruce Libin (Chair), Verne Johnson and Michael Hibberd to the Audit Committee of the Board, all of whom are "independent" directors as defined in MI 52-110 and are independent of Total and its affiliated entities. See "The Amalgamation – Members of Board of Directors".

Between October 31, 2005 and November 10, 2005, inclusive, the three independent members of the Board met formally and informally with Management and with representatives of Burnet, Duckworth & Palmer LLP, special counsel to the

Corporation, on a number of occasions, and also met with representatives of Goldman, Sachs & Co. and Peters & Co. Limited, financial advisors to the Board.

On November 10, 2005, the Board met to consider the Amalgamation. Prior to considering the Amalgamation or any matters relating thereto, each of the non-independent members of the Board (being Jean-Luc Guiziou, Humbert de Wendel, Anita O'Brien, Philippe Armand and Patrick Pouyanne) requested to have entered in the minutes of the meeting of the Board the nature and extent of their interest in the Amalgamation and the Amalgamation Agreement. The independent members of the Board (being Verne Johnson, Bruce Libin and Michael Hibberd), after considering, among other things:

1. the terms of the Acquisition Agreement relating to a subsequent acquisition transaction, including the Corporation's obligation under the Acquisition Agreement to use all commercially reasonable efforts to assist Total Canada in acquiring the Common Shares that were not acquired by Total Canada under the Offer as soon as practicable, and in any event by March 13, 2006 (provided that the consideration per Common Share is not less than $31.00 per Common Share);

2. the process that had occurred in relation to the Offer, including the receipt of fairness opinions dated August 2, 2005 and September 2, 2005 from each of Goldman, Sachs & Co. and Peters & Co. Limited, and the recommendations previously made by the Board of Directors to Shareholders;

3. the advice of counsel;

4. the financial advice of Goldman, Sachs & Co. and Peters & Co. Limited provided to the Corporation in respect of the Offer;

5. the ability of the Corporation to complete another transaction given Total's statement to the Corporation's Board that Total intends to hold the Common Shares as a long term investment;

6. the ability and intention of Newco to vote its 44,399,602 Common Shares in favour of the Amalgamation Resolution;

7. the ability of the Corporation to continue with its current business plan;

8. the provisions of the Amalgamation Agreement; and

9. the procedural safe guards provided to Minority Shareholders, including the right to dissent under the ABCA;

unanimously resolved to approve the Amalgamation Agreement and the Circular and related meeting materials, as well as the mailing of the Circular to the Shareholders. The non-independent members of the Board abstained from voting on the resolutions approving the foregoing matters.

Fairness Opinions

In connection with the Original Offer, each of Goldman, Sachs & Co. and Peters & Co. Limited delivered a written fairness opinion to the Board of Directors dated August 2, 2005, stating that as of the date of its opinion and subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Common Shares under the Original Offer was fair, from a financial point of view, to Shareholders. Copies of the fairness opinions dated August 2, 2005 are attached to the Original Directors' Circular dated August 5, 2005.

In connection with the Varied Offer, on September 2, 2005, each of Goldman, Sachs & Co. and Peters & Co. Limited verbally confirmed to the Board of Directors its opinion that, subject to the assumptions and considerations set forth therein, the consideration to be received by the holders of Common Shares under the Varied Offer was fair, from a financial point of view, to Shareholders. Each of Goldman, Sachs & Co. and Peters & Co. Limited have delivered a written fairness opinion dated September 2, 2005 confirming their verbal opinions.

See "Documents Incorporated by Reference".

Members of Board of Directors

There are currently eight directors of the Corporation, each of whom holds office until the next annual general meeting of the Shareholders or until the director ceases to hold office or the director's successor has been elected or appointed. Certain information in respect of the Corporation's directors is set forth below.

Name and Province/State and Country of Residence(1)(3)	Director Since	Principal Occupation, Business or Employment During the Five Preceding Years	Positions with the Corporation
Jean-Luc Guiziou Paris, France	September 13, 2005	In addition to being President and Chief Executive Officer of the Corporation, President of Total Canada since September 2002. Prior thereto, Vice-President, Southern Cone, Americas, Total Exploration & Production of Total since January 1999.	Chairman of the Board, President, Chief Executive Officer and Director
Humbert de Wendel Paris, France	September 13, 2005	Vice-President, Finance Division of Total since 2000.	Director
Anita O'Brien Alberta, Canada	September 13, 2005	Vice-President, General Counsel and Corporate Secretary of Total Canada since May 2005. Prior thereto, Associate General Counsel of EnCana Corporation, a TSX listed oil and gas company.	Director
Verne Johnson(2) Alberta, Canada	October 31, 2005	Independent businessman.	Lead Director of the Board and Director
Bruce Libin(2) Alberta, Canada	October 31, 2005	Executive Chairman and Chief Executive Officer of Destiny Resource Services Corp., a front-end seismic services company, since December 2000. President of B.R. Libin Capital Corp., an investment and merchant banking company, since February 1995.	Director
Michael Hibberd(2) Alberta, Canada	October 31, 2005	President of MJH Services Inc. since 1995.	Director
Philippe Armand Paris, France	October 31, 2005	Senior Vice-President, Americas, Total Exploration & Production of Total, since December 2000.	Director

Patrick Pouyanne Paris, France	October 31, 2005	Senior Vice-President, Finance, Economics and Information Systems of Total, Exploration and Production Branch, since 2002. Prior thereto, Managing Director of TotalFinaElf E&P Qatar and Total Qatar Oil & Gas.	Director

Notes:

(1) Based on information provided to the Corporation by each of the directors, as at the date of this Circular, none of the directors (and none of said directors' associates and affiliates) beneficially own, directly or indirectly, or control or direct any securities of the Corporation or any of its subsidiaries.

(2) Members of the Audit Committee of the Board (Bruce Libin being Chairman).

(3) Pursuant to the Acquisition Agreement, all of the members of the Corporation's Board resigned on September 13, 2005 and were replaced by the existing members of the Board. All members of the Board are directors and/or officers and/or employees of Total and/or its affiliates, other than Messrs. Johnson, Libin and Hibberd, all of whom are "independent" directors as defined in MI 52-110 and are independent of Total and its affiliated entities. See "The Amalgamation – Background to the Proposed Transaction", "The Amalgamation – Board Approval" and "Information Concerning Total, Total Canada, Newco and Putco".

No director of the Corporation:

(a) is, as at the date of this Circular, or has been, within 10 years before the date of this Circular, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity:

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Legal Aspects

The Amalgamation constitutes a "business combination" or "going private transaction" within the meaning of certain applicable Canadian securities legislation, including Rule 61-501 and Regulation Q-27.

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and to provide the holders of the affected securities a summary of such valuation. In that connection, Newco is relying on an exemption from the valuation requirement under Rule 61-501 and Regulation Q-27 for a second step business combination or going private transaction carried out within 120 days after the expiry of a

formal bid. For this purpose, the Offer constitutes a formal bid. Newco is able to rely on such exemption because, among other criteria, the consideration per share payable pursuant to the Proposed Transaction is at least equal in value to the consideration per Common Share paid under the Offer ($31.00 in cash per Common Share) and is in the same form (cash).

Under the ABCA, the Amalgamation requires the approval of at least 66⅔% of the votes cast by holders of the Common Shares at a meeting duly called and held for the purpose of approving the Amalgamation. Rule 61-501 and Regulation Q-27 also require that, unless exempted, in addition to any other required securityholder approval, in order to complete a second step business combination or going private transaction, the approval of a simple majority of the votes attached to the Common Shares held by "minority" holders of the affected securities must also be obtained. Newco is permitted to vote the Common Shares held by it, which were acquired by Total Canada under the Offer and subsequently transferred to Newco, for the purposes of the approval of the Proposed Transaction by Minority Shareholders. Newco has advised the Corporation that it intends to vote all of the Common Shares held by it in favour of the Amalgamation Resolution. Newco holds sufficient Common Shares to approve the Amalgamation Resolution in accordance with the foregoing legal requirements as it holds approximately 82.4% of the Common Shares.

Judicial Developments

Prior to the adoption of Rule 61-501 (or its predecessor, OSC Policy 9.1) and Regulation Q-27, Canadian courts had in several instances granted preliminary injunctions to prohibit transactions involving business combinations or going private transactions. The trend in both legislation and Canadian jurisprudence has been towards permitting such transactions to proceed subject to compliance with procedures designed to ensure substantive fairness to the minority shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a business combination or going private transaction.

Right to Dissent

Under the provisions of section 191 of the ABCA, a registered Shareholder may dissent in respect of the Amalgamation Resolution. If the Amalgamation is completed, Dissenting Shareholders who comply with the procedures set forth in the ABCA will be entitled to be paid the fair value of the Common Shares in respect of which their right to dissent was exercised.

Common Shares that are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Preferred Shares and shall not be redeemed by Amalco. Rather, on the Amalgamation becoming effective, Dissenting Shareholders cease to have any rights as Shareholders other than the right to be paid the fair value of their Common Shares in accordance with section 191 of the ABCA. However, in the event that a Shareholder's rights as a Shareholder have been reinstated as a result of a failure to properly exercise the dissent rights in accordance with the ABCA, each Common Share held by that Shareholder shall thereupon be deemed to have been converted, as of the Effective Date, for an Amalco Redeemable Preferred Share, which share shall be deemed to have been redeemed at the Redemption Time for $31.00 in cash.

The dissent right and dissent procedure provided by section 191 of the ABCA is summarized in Appendix 3 to this Circular and the text of section 191 of the ABCA is set out in Appendix 4 to this Circular. **Shareholders who wish to exercise dissent rights should seek legal advice, as failure to adhere to the requirements set out in section 191 of the ABCA may result in the loss or unavailability of any right to dissent.**

Consideration

Upon completion of the Amalgamation on the Effective Date, Shareholders (other than Dissenting Shareholders and Newco) will receive one Amalco Redeemable Preferred Share for each Common Share held. Each Amalco Redeemable Preferred Share will be redeemed for $31.00 in cash per share at the Redemption Time. Holders of Amalco Redeemable Preferred Shares can elect, prior to the Redemption Time, to have Putco purchase any and all such Amalco Redeemable Preferred Shares at a purchase price of $31.00 in cash per share.

Share Certificates

No certificates will be issued in respect of Amalco Redeemable Preferred Shares and such shares shall be evidenced by certificates representing the Common Shares.

Letter of Transmittal

A Letter of Transmittal (printed on blue paper) is enclosed with this Circular for use by Shareholders for the surrender of Share Certificates. The details for the surrender of Share Certificates to the Depositary and the address of the Depositary are set out in the Letter of Transmittal. The Letter of Transmittal includes a box for Shareholders to check if they desire to elect to sell their Amalco Redeemable Preferred Shares to Putco for $31.00 in cash per share prior to the redemption of such shares by Amalco. **Unless a Shareholder has made a valid election to sell the Shareholder's Amalco Redeemable Preferred Shares to Putco in accordance with the requirements of the Letter of Transmittal and delivers the Letter of Transmittal to the Depositary prior to the Redemption Time, together with such Shareholder's Share Certificate(s) and any other required documentation, in accordance with the procedure specified in the Letter of Transmittal, the Amalco Redeemable Preferred Shares held by such Shareholder will be redeemed at the Redemption Time. See also "The Amalgamation - Surrender of Share Certificates" and "The Amalgamation - Payment and Delivery of the Consideration" below.**

Provided that a Shareholder has delivered and surrendered to the Depositary the Share Certificates together with the Letter of Transmittal duly completed and executed in accordance with the instructions on such form or in otherwise acceptable form, together with such other required documents and instruments, promptly thereafter, Amalco or Putco, as the case may be, shall cause the Depositary to send a cheque (without interest) in respect of the proceeds from the redemption or sale, as the case may be, of the Amalco Redeemable Preferred Shares that the Shareholder is entitled to receive, unless the Shareholder indicates in the Letter of Transmittal that he or she wishes to pick-up the cheque the Shareholder is entitled to receive, in which case the cheque will be made available at the office of the Depositary for pick-up. If the Amalgamation is not completed, the surrendered Share Certificates will be returned by the Depositary.

Lost Certificates

A Shareholder who has lost or misplaced the Shareholder's Share Certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss, to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which may include a bonding requirement) for payment of $31.00 in cash per share in accordance with the Proposed Transaction.

Surrender of Share Certificates

In order to receive the consideration payable to a Shareholder in connection with the Proposed Transaction, Shareholders (other than Dissenting Shareholders and Newco) must duly complete, execute and deliver to the Depositary the Letter of Transmittal together with such Shareholder's Share Certificates and such other additional documents as the Depositary may reasonably require, if any. See also "The Amalgamation – Prescription Period" below.

Delivery Requirements

The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents is at the option and risk of the person surrendering them. The Corporation recommends that such documents be delivered by hand to the Depositary, at the office noted in the Letter of Transmittal, and a receipt obtained therefor, or if mailed, that registered mail, with return receipt requested, be used, and that proper insurance be obtained.

Shareholders holding Common Shares which are registered in the name of a broker, investment dealer, bank, trust company or other nominee must contact their nominee holder to arrange for the surrender of their Share Certificates.

Payment and Delivery of the Consideration

In order to receive the consideration payable to a Shareholder in connection with the Proposed Transaction, a Shareholder must deliver to the Depositary such Shareholder's Share Certificates and such other additional documents as the Depositary may reasonably require, if any.

Unless a Shareholder has made a valid election to sell the Shareholder's Amalco Redeemable Preferred Shares to Putco, the Amalco Redeemable Preferred Shares held by such Shareholder will be redeemed for $31.00 in cash per Amalco Redeemable Preferred Share at the Redemption Time. See also "The Amalgamation – Letter of Transmittal" above.

As soon as practicable after the Redemption Time, if a holder's Amalco Redeemable Preferred Shares are redeemed by Amalco, or the Effective Date, if a holder of Amalco Redeemable Preferred Shares elects to have the Shareholder's shares purchased by Putco, assuming due delivery of the required documentation, Amalco or Putco, as the case may be, will cause the Depositary to forward a cheque for the aggregate consideration (without interest) to which a holder of Amalco Redeemable Preferred Shares is entitled, by first class mail to the address of the holder as shown on the register of Shareholders maintained by the Depositary, unless the holder indicates in the Letter of Transmittal that he wishes to pick up the cheque representing the aggregate consideration, in which case the cheque will be available at the office of the Depositary for pick-up by such holder. Under no circumstances will interest on the consideration be paid by Amalco or Putco, as the case may be, by reason of any delay in paying the consideration or otherwise.

Prescription Period

On the Effective Date, each Shareholder will be removed from the Corporation's register of Shareholders, and until validly surrendered, the Share Certificate(s) held by such former holder will represent only the right to receive, upon such surrender, the consideration (without interest) to which the Shareholder is entitled, and in the case of a Dissenting Shareholder, the right to receive fair value for the Common Shares held. **Any certificate which prior to the Effective Date represented issued and outstanding Common Shares which has not been surrendered, with all other instruments required by the Letter of Transmittal, on or prior to the sixth anniversary of the Redemption Date, and subject to applicable law with respect to unclaimed property, will cease to represent any claim against, or interest of any kind or nature in, Amalco, Putco or the Depositary, and the Redemption Amount shall be forfeited to Amalco.**

Canadian Federal Income Tax Considerations

The following is a summary of the principal Canadian federal income tax considerations under the Tax Act of the Amalgamation and the redemption of Amalco Redeemable Preferred Shares generally applicable to Shareholders who, for the purposes of the Tax Act and at all relevant times, hold their Common Shares and the Amalco Redeemable Preferred Shares as capital property and deal at arm's length with, and are not affiliated with, Amalco, Putco or the Corporation. Common Shares and Amalco Redeemable Preferred Shares generally will constitute capital property to a Shareholder unless the Shareholder holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Shareholders who are resident in Canada and whose Common Shares or Amalco Redeemable Preferred Shares might not otherwise qualify as capital property may be entitled, in certain circumstances, to obtain such qualification by making the irrevocable election permitted by subsection 39(4) of the Tax Act.

This summary is not applicable to a Shareholder that is a "financial institution", a "specified financial institution" or an interest in which would be a tax shelter investment, all as defined in the Tax Act. This summary assumes that any Amalco Redeemable Preferred Shares acquired by Putco will be cancelled by Amalco within 60 days of the Amalgamation.

This summary is based on the current provisions of the Tax Act and the regulations issued thereunder (the "**Regulations**") and on the Corporation's understanding of the current published administrative practices of the Canada Revenue Agency (the "**CRA**"). This summary takes into account all specific proposals to amend the Tax Act and the Regulations that have been publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "**Tax Proposals**"), but does not otherwise take into account or anticipate changes in law, whether by judicial, governmental or

legislative decision or action, or changes in administrative practices of the CRA. No assurances can be given that the Tax Proposals will be enacted as proposed, if at all. This summary does not take into account the tax legislation of any province or territory of Canada or of any non-Canadian jurisdiction.

This summary is not exhaustive of all Canadian federal income tax considerations. The following summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders should consult their own tax advisors with respect to their particular circumstances, including the application and effect of the income and other tax laws of any country, province, territory, state or local tax authority.

Residents of Canada

The following portion of the summary is generally applicable to a Shareholder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act and any applicable income tax treaty ("**Canadian Resident Holder**").

Amalgamation

A Canadian Resident Holder who receives Amalco Redeemable Preferred Shares in exchange for Common Shares on the Amalgamation will not realize any capital gain or capital loss on the conversion. The Canadian Resident Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Common Shares to the Canadian Resident Holder immediately before the Amalgamation and to have acquired the Amalco Redeemable Preferred Shares at an aggregate cost equal to those proceeds of disposition. There will, however, be income tax consequences to the Canadian Resident Holder on the redemption or sale of the Canadian Resident Holder's Amalco Redeemable Preferred Shares, as discussed below.

Redemption of Amalco Redeemable Preferred Shares

The amount paid on the redemption of an Amalco Redeemable Preferred Share in excess of the paid-up capital of the share as determined for purposes of the Tax Act will be deemed to be a dividend (subject, as discussed below, to the potential re-characterization as a capital gain in the hands of certain corporate Shareholders). The Corporation has estimated that the paid-up capital of each Amalco Redeemable Preferred Share will be approximately $5.20 and accordingly, the deemed dividend on the redemption of the Amalco Redeemable Preferred Share is estimated to be approximately $25.80.

Subject to the application of subsection 55(2) of the Tax Act as described below, dividends deemed to be received by a corporate Shareholder on a redemption will be included in computing its income but normally will also be deductible in computing the taxable income of the receiving corporation. Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend which reduces the capital gain otherwise arising, the deemed dividend will be re-characterized as proceeds of disposition of the shares for the purpose of computing the Shareholder's capital gain on the disposition of the shares, except to the extent that the deemed dividend is paid out of "safe income" or is subject to Part IV tax which is not refunded as part of the series of transactions or events. **Corporate Shareholders should consult their tax advisors for specific advice as to the application to them of subsection 55(2) on the redemption of the Amalco Redeemable Preferred Shares.**

A Shareholder that is a "private corporation" (as defined in the Tax Act) or a "subject corporation" (described in Part IV of the Tax Act) may be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends deemed to be received on the redemption of the Amalco Redeemable Preferred Shares to the extent that such dividends are deductible in computing such corporation's taxable income.

In the case of a Shareholder who is an individual, the dividend deemed to be received on the redemption of the Amalco Redeemable Preferred Shares will be included in computing that Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends paid by taxable Canadian corporations.

A Shareholder disposing of Amalco Redeemable Preferred Shares on the redemption thereof by Amalco will also realize a capital gain (or, subject to the comments below, a capital loss) to the extent that the proceeds of disposition thereof exceed (or are exceeded by) the adjusted cost base thereof to such Shareholder. For these purposes the proceeds of disposition will exclude the amount of the deemed dividend received on the redemption.

Disposition of Amalco Redeemable Preferred Shares

A Shareholder who elects to sell Amalco Redeemable Preferred Shares to Putco will generally realize a capital gain (or capital loss) on the disposition of such shares equal to the amount by which the payment made by Putco exceeds (or is less than) the adjusted cost base of those shares to such holder. See "Taxation of Capital Gains or Losses" below.

Dissenting Shareholders

Under the current administrative practice of the CRA, Canadian Resident Holders who exercise their right of dissent in respect of the Amalgamation will be considered to have disposed of their Common Shares for proceeds of disposition equal to the amount paid by Amalco to them for such Common Shares less the amount of any interest awarded by the court and will realize a capital gain (or capital loss) to the extent that those proceeds of disposition exceed (or are less than) the aggregate adjusted cost base of such Common Shares to the Canadian Resident Holder who is a Dissenting Shareholder and any reasonable costs of disposition. Any interest awarded to a Canadian Resident Holder who is a Dissenting Shareholder will be included in the Canadian Resident Holder's income. The tax treatment of capital gains and capital losses under the Tax Act is discussed below.

Taxation of Capital Gains or Losses

A Canadian Resident Holder who realizes a capital gain or a capital loss on the disposition of Amalco Redeemable Preferred Shares or, in the case of a Canadian Resident Holder who is a Dissenting Shareholder, on the disposition of Common Shares, will generally be required to include in income one-half of any such capital gain ("**taxable capital gain**") and may apply one-half of any such capital loss ("**allowable capital loss**") against taxable capital gains in accordance with the detailed rules in the Tax Act. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding years or carried forward and deducted in any following year against taxable capital gains realized in such years in accordance with the detailed rules of the Tax Act.

A capital loss realized on the disposition of any such shares may, in certain circumstances, be reduced by the amount of certain dividends previously received or deemed to have been received on such shares or, in the case of a disposition of Amalco Redeemable Preferred Shares received on the Amalgamation, on the Common Shares converted therefor, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a trust or partnership of which a corporation is a beneficiary or a member is itself a member of a partnership or a beneficiary of a trust that owns shares. **Canadian Resident Holders to whom these rules may be relevant should consult their own tax advisors in this regard.**

A "Canadian-controlled, private corporation" (as defined in the Tax Act) may be liable to pay an additional 6⅔% refundable tax on certain investment income, including taxable capital gains.

The realization of a capital gain (or capital loss) by an individual or a trust (other than certain specified trusts) may affect the individual's or the trust's liability for alternative minimum tax under the Tax Act. **Canadian Resident Holders should consult their own tax advisors with respect to alternative minimum tax provisions.**

Non-Residents of Canada

The following portion of the summary is applicable to a Shareholder who, for purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is neither resident, nor deemed to be resident, in Canada, does not use or hold and is not deemed to use or hold Common Shares or Amalco Redeemable Preferred Shares in carrying on a business in Canada or as "designated insurance property" and to whom such shares do not otherwise constitute "taxable Canadian property" within the meaning of the Tax Act (a "**Non-Resident Holder**").

Common Shares and Amalco Redeemable Preferred Shares will generally not constitute taxable Canadian property to a Shareholder unless, at any time during the 60 month period immediately preceding the disposition thereof, 25% or more of the issued shares of any class or series of a class of the capital stock of the Corporation or 25% or more of the Amalco Redeemable Preferred Shares were owned or deemed under the Tax Act to be owned by the Shareholder, by persons with whom the Shareholder did not deal at arm's length, or by any combination thereof. If the Common Shares are "taxable Canadian property" to the Shareholder, then the Amalco Redeemable Preferred Shares will be deemed to be "taxable Canadian property" to the Shareholder.

Amalgamation

A Non-Resident Holder who receives Amalco Redeemable Preferred Shares in exchange for Common Shares on the Amalgamation will not realize any capital gain or capital loss on the conversion. The Non-Resident Holder will be considered to have disposed of the Common Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Common Shares to the Non-Resident Holder immediately before the Amalgamation and to have acquired the Amalco Redeemable Preferred Shares at an aggregate cost equal to those proceeds of disposition. There may, however, be income tax consequences to the Non-Resident Holder on the redemption or sale of the Non-Resident Holder's Amalco Redeemable Preferred Shares, as discussed below.

Redemption of Amalco Redeemable Preferred Shares

Where an Amalco Redeemable Preferred Share acquired by a Non-Resident Holder is redeemed the amount paid on the redemption in excess of the paid-up capital of such share will generally be deemed to be a dividend. It is estimated that a dividend of approximately $25.80 per Amalco Redeemable Preferred Share will be deemed to have been paid on the redemption and will be subject to withholding tax at the rate of 25% subject to reduction under the terms of an applicable income tax treaty. Any capital gain (or capital loss) arising on the redemption of the Amalco Redeemable Preferred Shares will generally not be subject to Canadian income tax if the Amalco Redeemable Preferred Shares are not "taxable Canadian property".

In the event that the Amalco Redeemable Preferred Shares constitute "taxable Canadian property" to the Non-Resident Holder, then the Non-Resident Holder will generally realize a capital gain (or capital loss) in the same manner as a Shareholder resident in Canada, unless the Non-Resident Holder is entitled to relief under an applicable income tax treaty. Under the *Canada-U.S. Income Tax Convention* such relief would generally not be available. A capital loss realized by the Non-Resident Holder will only be available to offset capital gains realized by the Non-Resident Holder in respect of a disposition, or deemed disposition, of property that constitutes "taxable Canadian property" to the Non-Resident Holder, and only where the Amalco Redeemable Preferred Shares do not constitute "treaty protected property" (as defined in the Tax Act) to the Non-Resident Holder. The taxation of capital gains or losses are described above under "Residents of Canada - Taxation of Capital Gains or Losses".

Disposition of Amalco Redeemable Preferred Shares

Where an Amalco Redeemable Preferred Share acquired by a Non-Resident Holder is acquired by Putco such Non-Resident Holder will not be subject to Canadian income tax on capital gains (or capital losses) arising on the disposition if the Amalco Redeemable Preferred Shares are not "taxable Canadian property".

In the event that the Amalco Redeemable Preferred Shares constitute "taxable Canadian property" to the Non-Resident Holder, then the Non-Resident Holder will generally realize a capital gain (or capital loss) in the same manner as a Shareholder resident in Canada, unless the Non-Resident Holder is entitled to relief under an applicable income tax treaty. Under the *Canada-U.S. Income Tax Convention* such relief would generally not be available. A capital loss realized by the Non-Resident Holder will only be available to offset capital gains realized by the Non-Resident Holder in respect of a disposition, or deemed disposition, of property that constitutes "taxable Canadian property" to the Non-Resident Holder, and only where the Amalco Redeemable Preferred Shares do not constitute "treaty protected property" (as defined in the Tax Act) to the Non-Resident Holder. The taxation of capital gains or losses are described above under "Residents of Canada - Taxation of Capital Gains or Losses".

Dissenting Shareholders

A Dissenting Shareholder who is a Non-Resident Holder will, under the current administrative practice of the CRA, be considered to have disposed of such shares to Amalco for proceeds of disposition equal to the amount paid by Amalco exclusive of any interest awarded by the court. A Non-Resident Holder will generally not be subject to Canadian income tax on capital gains arising on such disposition if the Common Shares are not "taxable Canadian property". Any interest awarded to a dissenting Non-Resident Holder by the Court will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable bilateral tax treaty.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof, no executive officer, director, employee, former executive officer, former director or former employee of the Corporation or any of its subsidiaries has indebtedness to: (i) the Corporation or any of its subsidiaries; or (ii) another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries; whether incurred in connection with the purchase of securities or otherwise.

In addition, no individual who is, or at any time during the most recently completed financial year was, a director or executive officer of the Corporation or any associate of any such director or executive officer: (i) is, or at any time since the beginning of the most recently completed financial year of the Corporation has been, indebted to the Corporation or any of its subsidiaries; or (ii) has indebtedness to another entity that is, or at any time since the beginning of the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries; which indebtedness was incurred in connection with security purchase programs or any other programs.

EXECUTIVE COMPENSATION AND SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Reference is made to the Management Proxy Circular of the Corporation dated April 13, 2005 for the 2005 Annual and Special Meeting of Shareholders, the Offer Circular and the Directors' Circulars for information concerning executive compensation and securities authorized for issuance under equity compensation plans. See "Documents Incorporated by Reference" below.

Messrs. Johnson, Libin and Hibberd have each been indemnified by the Corporation. In addition, each of said directors is entitled to receive coverage under Total's directors' and officers' liability insurance policy as the Corporation is an indirect subsidiary of Total.

The Corporation has agreed to pay each of Messrs. Johnson, Libin and Hibberd: (i) an annual retainer of $75,000, such retainer to be paid in advance and not pro-rated as to the amount of time served during the year; (ii) $2,500 per meeting of the Board and $2,500 per meeting of the audit committee of the Board, whether held in person or by telephone conference call; and (iii) $400 per hour to a maximum of $3,000 per day for the provision of services other than attendance at Board meetings and audit committee meetings.

The other directors of the Corporation are not remunerated by the Corporation for serving on the Board.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN THE MATTERS TO BE ACTED UPON AT THE MEETING

Other than as disclosed below and elsewhere in this Circular (including the documents incorporated by reference herein), the Corporation is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Corporation at any time since the beginning of the Corporation's last financial year or any of such persons' associates or affiliates, in any matter to be acted upon at the Meeting.

The Proposed Transaction includes the Amalgamation between the Corporation and Newco. Newco is a wholly-owned subsidiary of Total Canada, which is a wholly-owned subsidiary of Total. The Proposed Transaction has been proposed in order to permit Total Canada to acquire, through Newco, the Common Shares that were not deposited under the Offer.

Certain directors and executive officers of the Corporation also serve as directors and/or executive officers of Total and/or its affiliates. See "The Amalgamation – Members of Board of Directors" and "Information Concerning Total, Total Canada, Newco and Putco".

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein), no director or executive officer of the Corporation, no director or executive officer of a person or company that is itself an "informed person" or subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercises control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, and no associate or affiliate of any such persons, has any material interest, direct or indirect, in any transaction since the commencement of the Corporation's most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF EXPERTS

No direct or indirect interests in the property of the Corporation or of an associated party or affiliate of the Corporation has been received or is to be received by a person or company whose profession or business gives authority to a statement made by the person or company and who is named in this Circular or a document specifically incorporated by reference in this Circular as having prepared or certified a part of that document or a report or valuation described in this Circular or in a document specifically incorporated by reference in this Circular.

Persons or companies referred to in the preceding paragraph beneficially own, directly or indirectly, less than 1% of the securities of the Corporation and its associated parties and affiliates. In addition, no person, and no director, officer or employee of any person or company, referred to in the preceding paragraph, is or is expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associated party or affiliate of the Corporation.

PROMOTERS

No person or company is, or has been within the two years immediately preceding the date of this Circular, a promoter of the Corporation or of a subsidiary of the Corporation.

MANAGEMENT CONTRACTS

The management functions of the Corporation and its subsidiaries are not to any substantial degree performed by persons or companies other than by the directors or executive officers of the Corporation or its subsidiaries.

EFFECT OF THE AMALGAMATION ON MARKETS AND LISTINGS

The Common Shares are listed and posted for trading on the TSX under the trading symbol "DCE". On November 9, 2005, the last trading day prior to the date of this Circular, the closing price of the Common Shares on the TSX was $32.06.

The following table sets forth the reported high and low sales prices and the cumulative volume of trading of the Common Shares on the TSX for the periods indicated. For additional trading information in respect of the Common Shares, see the Offer Circular incorporated by reference herein. See "Documents Incorporated by Reference".

Period	Price Range High	Low	Trading Volume
2005			
June	16.90	13.61	3,005,299
July	18.20	16.00	2,647,207
August	25.00	18.00	17,799,074
September	32.63	24.89	19,755,733
October	32.14	31.00	1,458,430
November 1 - 9	32.99	31.27	82,994

The Corporation intends to delist the Common Shares from the TSX and to cause the Corporation to cease to be a reporting issuer under the securities laws of each province in which it is a reporting issuer on or shortly following the Effective Date.

INFORMATION CONCERNING THE CORPORATION

The Corporation is a Calgary-based oil sands company engaged in the development of its Athabasca oil sands deposits through SAGD and mining extraction methods. The Corporation's principal assets include its interest in the Joslyn Project. The head office of the Corporation is located at Bow Valley Square 2, Suite 2600, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7 and its registered office is located at Suite 4500, 855 – 2nd Street S.W., Calgary, Alberta T2P 4K7. The Corporation was incorporated under the ABCA on October 1, 1996. The Corporation is a reporting issuer in each of the provinces of Canada. The Corporation has no material subsidiaries other than Deer Creek Pipelines Limited and 703090 Alberta Inc.

For additional information in respect of the Corporation, including a description of its business, its capitalization, its securities and risk factors relating to the Corporation and an investment in its securities, see "Documents Incorporated by Reference" below.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of the Corporation at 2600, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, telephone (403) 264-3777. For the purpose of the Province of Quebec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Chief Financial Officer of the Corporation at the above-mentioned address and telephone number. In addition, copies of the documents incorporated herein by reference may be obtained by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. The Corporation's SEDAR profile number is 10187.

The following documents of the Corporation filed with the various securities commissions or similar authorities in the provinces of Canada are specifically incorporated by reference into and form an integral part of this Circular:

(a) the Offer Circular;

(b) the Directors' Circulars;

(c) the Corporation's revised initial annual information form dated March 18, 2005;

(d) management's discussion and analysis of financial condition and results of operations of the Corporation as at and for the year ended December 31, 2004;

(e) the audited comparative financial statements of the Corporation as at and for the year ended December 31, 2004, together with the notes thereto and the auditors' report thereon;

(f) the unaudited comparative financial statements of the Corporation as at and for the nine month period ended September 30, 2005;

(g) management's discussion and analysis of the financial condition and results of operations of the Corporation as at and for the nine month period ended September 30, 2005;

(h) the Corporation's Management Proxy Circular dated April 13, 2005 relating to the annual and special meeting of Shareholders held on May 26, 2005, excluding the sections entitled "Report on Executive Compensation" and "Performance Graph";

(i) the Corporation's material change report dated September 15, 2005 in respect of Total Canada's acquisition of certain Common Shares under the Offer, the extension of the Offer and the resignation and replacement of certain directors and officers of the Corporation;

(j) the Corporation's material change report dated August 10, 2005 in respect of the entering into of the Acquisition Agreement and the commencement of the Offer; and

(k) the Corporation's material change report dated June 30, 2005 in respect of the Corporation's issuance of 3,000,000 Common Shares at a price of $13.60 per Common Share for gross proceeds of $40.8 million.

In addition, any material change reports (excluding confidential reports), comparative interim financial statements, comparative annual financial statements and the auditors' report thereon and information circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Meeting, shall be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

INFORMATION CONCERNING TOTAL, TOTAL CANADA, NEWCO AND PUTCO

All information set forth below and elsewhere in this Circular in respect of Total, Total Canada, Newco and Putco was supplied by the respective company to the Corporation for inclusion herein, and with respect to such information, the Corporation and its Board of Directors and officers have relied on the respective company.

Total

Total, a French *société anonyme*, was incorporated in 1924 and, together with its subsidiaries and affiliates, is the fourth largest publicly-traded integrated oil and gas company in the world by market capitalization, with operations in more than 130 countries. Total engages in all aspects of the petroleum industry, including upstream operations (oil and natural gas exploration, development and production) and downstream operations (refining, marketing, trading and shipping of crude oil and petroleum products). Total also produces chemicals for industrial and consumer use and has interests in coal mining and in the cogeneration and electricity sectors. The head office of Total is located at 2, place de La Coupole, La Défense 6, 92 400 Courbevoie, France.

Total Canada

Total Canada is a corporation governed by the federal laws of Canada, incorporated on January 1, 2001, and is a direct wholly-owned subsidiary of Total. Total Canada holds a 50% interest in the Surmont oil sands project located southeast of Fort McMurray, Alberta, as well as an interest in other oil sands permits in northern Alberta. Total Canada also holds a non-controlling and minor interest in several oil and gas exploration properties in northeastern British Columbia. Total Canada's principal and registered offices are located at Suite 810, 202 - 6th Avenue S.W., Calgary, Alberta, T2P 2R9. The consideration paid by: (i) Amalco in connection with the redemption of the Amalco Redeemable Preferred Shares by Amalco; and (ii) Putco in connection with Putco's agreement to purchase any and all Amalco Redeemable Preferred Shares that holders thereof validly elect to sell to Putco; will be funded directly or indirectly by Total Canada.

Newco

Newco was incorporated under the ABCA on November 3, 2005 as a wholly-owned subsidiary of Total Canada. Newco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. No securities of Newco are outstanding other than 44,399,603 shares issued to Total Canada at a price of $31.00 per share. Newco was incorporated for the sole purpose of participating in the Proposed Transaction and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters. Newco has no material assets or liabilities other than the Common Shares of the Corporation acquired by Total Canada under the Offer (and which were subsequently transferred by Total Canada to Newco), which represent approximately 82.4% of the Common Shares outstanding. The Board of Directors of Newco is comprised of Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien. Jean-Luc Guiziou is the President of Newco and Anita O'Brien is the Corporate Secretary of Newco. See "The Amalgamation – Members of Board of Directors" for additional information in respect of Newco's directors and officers. Newco's directors and officers are not remunerated by Newco for serving as directors and officers of Newco. Newco's principal and registered offices are located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Newco's audited financial statements are attached as Appendix 5 hereto.

Putco

Putco was incorporated under the ABCA on November 3, 2005 as a wholly-owned subsidiary of Total Canada. Putco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares. No securities of Putco are outstanding other than one common share issued to Total Canada at a price of $31.00 per share. Putco was incorporated for the sole purpose of participating in the Proposed Transaction and has not carried on any material business or activity other than entering into the Amalgamation Agreement and related matters. Putco has no material assets or liabilities. The Board of Directors of Putco is comprised of Jean-Luc Guiziou, Humbert de Wendel and Anita O'Brien. Jean-Luc Guiziou is the President of Putco and Anita O'Brien is the Corporate Secretary of Putco. See "The Amalgamation – Members of Board of Directors" for additional information in respect of Putco's directors and officers. Putco's directors and officers are not remunerated by Putco for serving as directors and officers of Putco. Putco's principal and registered offices are located at Suite 3700, 400 – 3rd Avenue S.W., Calgary, Alberta, T2P 4H2. Putco's audited financial statements are attached as Appendix 6 hereto.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at *www.sedar.com* or the Corporation's website at *www.deercreekenergy.com*. Financial information of the Corporation is provided in the comparative financial statements and managements' discussion and analysis of the Corporation for the most recently completed financial year. Copies of the financial statements and management's discussion and analysis of the Corporation may be obtained from the Chief Financial Officer of the Corporation at 2600, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7, telephone (403) 264-3777.

APPENDIX 1

DEER CREEK ENERGY LIMITED

SPECIAL RESOLUTION OF THE HOLDERS OF COMMON SHARES OF DEER CREEK ENERGY LIMITED AUTHORIZING THE AMALGAMATION

RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The amalgamation (the "**Amalgamation**") of Deer Creek Energy Limited (the "**Corporation**") and 1202655 Alberta Ltd. ("**Newco**") upon the terms and conditions set forth in the amalgamation agreement (the "**Amalgamation Agreement**") entered into as of November 10, 2005 among the Corporation, Newco, Total E&P Canada Ltd. and 1202614 Alberta Ltd., a copy of which is attached as Appendix 2 to the management information circular of the Corporation dated November 10, 2005, is hereby approved;

2. The Amalgamation Agreement is hereby approved;

3. The board of directors of the Corporation is hereby authorized to terminate the Amalgamation Agreement at any time prior to the issuance of a certificate of amalgamation without further approval of the shareholders of the Corporation; and

4. Any one or more officers and directors of the Corporation is hereby authorized and directed for and on behalf of the Corporation to execute and deliver articles of amalgamation under the *Business Corporations Act* (Alberta) and to take any and all such other steps or actions as may be necessary or appropriate in connection with the Amalgamation, including, without limitation, actions to amend, extend, waive conditions of or terminate the Amalgamation Agreement and to execute and deliver for and in the name of and on behalf of the Corporation, whether under corporate seal or not, all such other certificates, instruments, agreements, documents and notices, and to take such further actions, which in such person's opinion may be necessary or appropriate to carry out the purposes and intent of this special resolution.

APPENDIX 2

DEER CREEK ENERGY LIMITED

AMALGAMATION AGREEMENT

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is dated as of the 10th day of November, 2005

AMONG:

DEER CREEK ENERGY LIMITED
a corporation governed by the laws of the Province of Alberta ("**Deer Creek**")
-and-

1202655 ALBERTA LTD.
a corporation governed by the laws of the Province of Alberta ("**Newco**")
-and-

TOTAL E&P CANADA LTD.
a corporation governed by the laws of Canada ("**Total Canada**")
-and-

1202614 ALBERTA LTD.
a corporation governed by the laws of the Province of Alberta ("**Putco**")

RECITALS:

A. Deer Creek and Newco have agreed to amalgamate pursuant to the *Business Corporations Act* (Alberta) and upon the terms and conditions set forth herein;

B. the authorized share capital of Deer Creek consists of an unlimited number of common shares and an unlimited number of first preferred shares, issuable in series of which 53,855,904 common shares are issued and outstanding and no first preferred shares are issued and outstanding as of the date hereof;

C. the authorized share capital of Newco consists of an unlimited number of common shares and an unlimited number of preferred shares of which 44,399,603 common shares are issued and outstanding as of the date hereof, all of which are owned by Total Canada, and no preferred shares are issued and outstanding;

D. the authorized share capital of Putco consists of an unlimited number of common shares and an unlimited number of preferred shares of which one common share is issued and outstanding as of the date hereof, which is owned by Total Canada, and no preferred shares are issued and outstanding;

E. Newco owns 44,399,602 common shares of Deer Creek, representing approximately 82.4% of the issued and outstanding common shares of Deer Creek;

F. In accordance with the terms and conditions of the acquisition agreement dated August 2, 2005 between Deer Creek and Total Canada, as amended by an amending agreement dated September 2, 2005, Total Canada has agreed to use all commercially reasonable efforts to acquire, and Deer Creek has agreed to use all commercially reasonable efforts to assist Total Canada in acquiring, the balance of the Deer Creek common shares not previously acquired by Total Canada, as soon as practicable by way of a statutory arrangement, amalgamation, reorganization, consolidation, recapitalization or other type of acquisition transaction;

G. Deer Creek and Newco have each made disclosure to the other of their respective assets and liabilities; and

H. it is desirable that this amalgamation be effected.

NOW THEREFORE in consideration of the mutual covenants and agreements contained herein and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the parties hereby agree as follows:

1. **Interpretation**

In this Agreement:

"**ABCA**" means the *Business Corporations Act* (Alberta);

"**Agreement**" means this amalgamation agreement, and the expressions "**hereof**", "**herein**", "**hereto**", "**hereunder**", "**hereby**" and similar expressions refer to this amalgamation agreement;

"**Amalco**" means the corporation continuing as a result of the Amalgamation;

"**Amalco Common Shares**" means the common shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A hereto, which forms an integral part hereof;

"**Amalco Redeemable Preferred Shares**" means the class A redeemable preferred shares in the share capital of Amalco having the rights, privileges, restrictions and conditions set forth in Schedule A hereto, which forms an integral part hereof;

"**Amalgamating Corporations**" means Deer Creek and Newco;

"**Amalgamation**" means the amalgamation of the Amalgamating Corporations as contemplated in this Agreement;

"**Business Day**" means any day, other than a Saturday, a Sunday or a statutory holiday in the Province of Alberta;

"**Consideration**" means $31.00 in cash per share, payable on the redemption of the Amalco Redeemable Preferred Shares to be issued by Amalco to Shareholders (other than Dissenting Shareholders and Newco) in connection with the Amalgamation, as more fully described in this Agreement;

"**Deer Creek Shares**" means the issued and outstanding common shares in the share capital of Deer Creek;

"**Dissenting Shareholder**" means a registered Shareholder who, in connection with the special meeting of the Shareholders to approve this Agreement and the Amalgamation, has exercised the right to dissent pursuant to section 191 of the ABCA in compliance with the provisions thereof who has not withdrawn the notice of the exercise of such rights and in respect of which Deer Creek has not rescinded the resolution to approve this Agreement and the Amalgamation;

"**Dollars**" or "**$**" means the lawful currency of Canada;

"**Effective Date**" means the date shown on the certificate of amalgamation to be issued in respect of the Amalgamation;

"**fair value**", where used in relation to a Deer Creek Share held by a Dissenting Shareholder, means fair value as determined by the Court under section 191 of the ABCA or as agreed between Amalco and the Dissenting Shareholder;

"**Meeting**" means the special meeting (and any adjournments thereof) of Shareholders to be held to consider the approval of the special resolution to approve this Agreement and the Amalgamation;

"**Newco Common Shares**" means common shares in the share capital of Newco;

"**Redemption Date**" means the first Business Day following the Effective Date; and

"**Shareholder**" means a holder of Deer Creek Shares.

Words and phrases used but not defined in this Agreement and defined in the ABCA shall have the same meaning in this Agreement as in the ABCA unless the context or subject matter otherwise requires.

2. **Agreement to Amalgamate**

The Amalgamating Corporations hereby agree to amalgamate and to continue as one corporation under the provisions of the ABCA as of the Effective Date, on the terms and conditions set out in this Agreement.

3. **Name**

The name of Amalco shall be: "Deer Creek Energy Limited".

4. **Registered Office**

The registered office of Amalco shall be located in the City of Calgary, in the Province of Alberta at 3700, 400 - 3rd Avenue S.W., Calgary, Alberta T2P 4H2.

5. **Authorized Share Capital**

The authorized share capital of Amalco shall consist of an unlimited number of Amalco Common Shares and an unlimited number of Amalco Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of Amalco shall be as described in Schedule A hereto, which forms an integral part hereof.

6. **Number of Directors**

The board of directors of Amalco shall, until otherwise changed in accordance with the ABCA, consist of a minimum number of three (3) and a maximum number of ten (10) directors. Subject to section 106 of the ABCA, the directors, in order to increase the number of directors within the limits prescribed by the articles, may appoint one (1) or more directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed shall not exceed one third (1/3) of the number of directors who held office at the expiration of the last annual meeting of the shareholders.

7. **Initial Directors**

The first directors of Amalco shall be the persons whose names and addresses appear below:

NAME	ADDRESS	CANADIAN RESIDENT
Jean-Luc Guiziou	810, 202 - 6th Avenue S.W. Calgary, Alberta T2P 2R9	No
Humbert De Wendel	2 Place De La Coupole, La Defense 6 Courbevoie, France, 92400	No
Anita O'Brien	810, 202 - 6th Avenue S.W. Calgary, Alberta T2P 2R9	Yes

Such directors shall hold office until the next annual meeting of shareholders of Amalco or until their successors are elected or appointed.

8. **By-Laws**

The by-laws of Amalco, until repealed, amended or altered, shall be the by-laws of Deer Creek.

9. **Treatment of Issued Share Capital**

On the Effective Date:

(a) each issued and outstanding Deer Creek Share shall be converted into one Amalco Redeemable Preferred Share, other than those Deer Creek Shares held by Dissenting Shareholders and those Deer Creek Shares held by Newco;

(b) each issued and outstanding Deer Creek Share held by Newco shall be cancelled without any repayment of capital in respect thereof;

(c) each issued and outstanding Newco Common Share shall be converted into one Amalco Common Share; and

(d) each Dissenting Shareholder shall cease to have any rights as a Shareholder other than the right to be paid the fair value in respect of Deer Creek Shares held by such Dissenting Shareholder in accordance with the provisions of the ABCA.

10. **Stated Capital Accounts**

Subject to reduction to effect payments made to Dissenting Shareholders as hereinafter set forth, the aggregate stated capital accounts in the records of Amalco shall be the aggregate of the paid-up capital (as defined in the *Income Tax Act* (Canada)) of the Amalgamating Corporations less the amount of paid-up capital (as so defined) of the Deer Creek Shares held by Newco cancelled on the Amalgamation, and shall be allocated to the stated capital account for the Amalco Redeemable Preferred Shares and the Amalco Common Shares as follows:

(a) for the Amalco Common Shares, an amount equal to the aggregate paid-up capital (as so defined) of the Newco Common Shares immediately prior to the Amalgamation; and

(b) for the Amalco Redeemable Preferred Shares, the balance of such aggregate paid-up capital (as so defined).

The amount of stated capital attributable to the Amalco Redeemable Preferred Shares shall be adjusted to reflect payments that may be made to Dissenting Shareholders.

11. **Share Certificates**

No certificates shall be issued in respect of the Amalco Redeemable Preferred Shares issued pursuant to the Amalgamation and such shares shall be evidenced by the certificates representing Deer Creek Shares (other than certificates representing Deer Creek Shares held by Dissenting Shareholders and Newco).

On the Effective Date, share certificates evidencing Deer Creek Shares and Newco Common Shares shall cease to represent any claim upon or interest in Deer Creek or Newco, as the case may be, other than the right of the holder to receive that which is provided for in sections 9, 13 and 15 hereof.

12. **General Conditions Precedent**

The respective obligations of the Amalgamating Corporations to consummate the transactions contemplated hereby, and in particular the Amalgamation, are subject to the satisfaction, on or before the Effective Date, of the following conditions any of which may be waived by the mutual consent of Amalgamating Corporations without prejudice to their right to rely on the other condition:

(a) this Agreement and the transactions contemplated hereby, including in particular the Amalgamation, shall have been approved by the shareholders of each of the Amalgamating Corporations in accordance with the provisions of the ABCA and any other applicable regulatory requirements;

(b) all necessary governmental or regulatory approvals, orders, rulings, exemptions and consents in respect of the Amalgamation shall have been obtained on terms satisfactory to the Amalgamating Corporations or any applicable governmental or regulatory waiting period shall have expired or been terminated;

(c) immediately available funds required for the redemption of the Amalco Redeemable Preferred Shares by Amalco and the purchase of any Amalco Preferred Shares by Putco (pursuant to Section 13 below) shall have been provided to Valiant Trust Company, the depositary for Deer Creek; and

(d) Newco and Deer Creek shall be satisfied that there are reasonable grounds for believing that at the Redemption Date and after payment of the consideration on redemption of the Amalco Redeemable Preferred Shares (i) Amalco will be able to pay its liabilities as they become due, and (ii) the realizable value of Amalco's assets will not be less than the aggregate of its liabilities.

13. **Obligation to Purchase**

Putco covenants and agrees that it will, prior to the time of the redemption of the Amalco Redeemable Preferred Shares, purchase any and all such Amalco Redeemable Preferred Shares that any holder thereof validly elects to sell to Putco at a purchase price of $31.00 per share, such purchases to be completed and such purchase price to be paid as soon as practicable after Valiant Trust Company, the depository for Deer Creek, receives a duly executed and completed letter of transmittal from such holder of Amalco Redeemable Preferred Shares together with the relevant share certificates and other required documentation prior to the time of redemption.

14. **Termination**

This Agreement may, prior to the issuance of a certificate of amalgamation, be terminated by the board of directors of Deer Creek or Newco notwithstanding the approval thereof by the shareholders of Deer Creek and Newco.

15. **Dissenting Shareholders**

Deer Creek Shares which are held by a Dissenting Shareholder shall not be converted into Amalco Redeemable Preferred Shares and shall not be redeemed for the Consideration. However, in the event that a Shareholder's rights as a shareholder of Deer Creek have been reinstated as a result of a failure to properly exercise the dissent rights in accordance with the ABCA, each Deer Creek Share held by that Shareholder shall thereupon be deemed to have been converted as of the Effective Date for an Amalco Redeemable Preferred Share, which Amalco Redeemable Preferred Share shall be deemed to have been redeemed at the Redemption Date for the Consideration.

16. **Representations and Warranties**

Deer Creek represents and warrants to Total Canada, Newco and Putco that:

(a) Deer Creek is duly incorporated under the ABCA and validly exists as a corporation under the laws of Alberta and has the corporate power and authority to own its properties and assets and to carry on its business as it is being conducted;

(b) the board of directors of Deer Creek has duly authorized the execution and delivery of this Agreement by Deer Creek;

(c) Deer Creek has the corporate power and authority to enter into this Agreement;

(d) the execution of this Agreement does not and the amalgamation of Deer Creek and Newco will not result in a breach of or violate any term or provision of the articles or the by-laws of Deer Creek or of any agreement to which Deer Creek is a party and by which it is bound, except as has been disclosed to Total Canada, Newco and Putco;

(e) Deer Creek is authorized to issue an unlimited number of Deer Creek Shares and an unlimited number of first preferred shares, issuable in series, of which there are issued as of the date hereof 53,855,904 Deer Creek Shares and no first preferred shares; and

(f) as of the date hereof, there are reasonable grounds for believing that (i) Deer Creek is and Amalco will be able to pay their liabilities as they become due, and (ii) the realizable value of Deer Creek's assets are not and Amalco's assets will not be less than the aggregate of their liabilities and stated capital of all classes, and there are reasonable grounds for believing that (i) no creditor will be prejudiced by the Amalgamation, or (ii) adequate notice has been given to all known creditors of the Amalgamating Corporations and no creditor objects to the Amalgamation otherwise than on grounds that are frivolous or vexatious.

Each of Total Canada, Newco and Putco represents and warrants to Deer Creek that:

(a) each of Newco, Putco and Total Canada is duly incorporated and validly exists as a corporation under the laws of Alberta, in the case of Newco and Putco and Canada, in the case of Total Canada, and Newco and Putco to date have not carried on any business;

(b) the board of directors of Newco, Total Canada and Putco have duly authorized the execution and delivery of this Agreement by Newco, Total Canada and Putco, respectively;

(c) each of Newco, Total Canada and Putco has the corporate power and authority to enter into this Agreement;

(d) the execution of this Agreement does not and the amalgamation of Deer Creek and Newco will not result in a breach of or violate any term or provision of the articles or the by-laws of Newco, Total Canada or Putco or of any agreement to which Newco, Total Canada or Putco is a party and by which it is bound, except as has been disclosed to Deer Creek;

(e) Newco is authorized to issue an unlimited number of Newco Common Shares and an unlimited number of preferred shares of which there are issued as of the date hereof 44,399,603 Newco Common Shares and no preferred shares;

(f) Putco is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares of which there are issued as of the date hereof one common share and no preferred shares;

(g) Putco will have, as of the Effective Date and the Redemption Date, sufficient funds to pay all amounts to holders of Amalco Redeemable Preferred Shares which may become payable pursuant to section 13 and Newco will have, as of the Effective Date and as of the Redemption Date, sufficient funds to pay all redemption amounts to holders of Amalco Redeemable Preferred Shares which may become payable by Amalco; and

(h) as of the date hereof, there are reasonable grounds for believing that (i) each of Total Canada, Newco and Putco is and Amalco will be able to pay their liabilities as they become due, and (ii) the realizable value of each of Total Canada's, Newco's and Putco's assets are not and Amalco's assets will not be less than the aggregate of their liabilities and stated capital of all classes, and there are reasonable grounds for believing that (i) no creditor will be prejudiced by the Amalgamation, or (ii) adequate notice has been given to all known creditors of the Amalgamating

Corporations and no creditor objects to the Amalgamation otherwise than on grounds that are frivolous or vexatious.

17. **Filing of Documents**

Upon the shareholders of each of the Amalgamating Corporations approving this Agreement and the Amalgamation in accordance with the ABCA and applicable regulatory requirements and subject to the other provisions of this Agreement, the Amalgamating Corporations shall jointly file with the Registrar under the ABCA articles of amalgamation and such other documents as may be required.

18. **Governing Law**

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and each of the parties to this Agreement hereby attorn to the jurisdiction of the courts in Alberta.

19. **Execution and Counterparts**

This Agreement may be executed by the parties in counterparts and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

20. **Third Party Beneficiaries**

The provisions of section 13 are (i) intended for the benefit of the holders of Amalco Redeemable Preferred Shares and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the "Third Party Beneficiaries") and Putco shall hold the rights and benefits of section 13 in trust for and on behalf of the Third Party Beneficiaries and Putco hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

21. **Amendment**

This Agreement may at any time and from time to time be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective shareholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive compliance with or modify any of the covenants contained herein and waive or modify performance of any of the obligations of the parties hereto; or

(c) waive compliance with or modify any other conditions precedent contained herein;

provided that no such amendment shall change the provisions hereof regarding the consideration to be received by the shareholders of Deer Creek and Newco for their Deer Creek Shares or Newco Common Shares, as the case may be, without approval of such shareholders, given in the same manner as required for the approval of the Amalgamation.

22. **Covenant of Newco and Deer Creek**

Newco and Deer Creek agree to conduct their business such that (i) at the Effective Date there are reasonable grounds to believe that Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco's assets will not be less than the aggregate of its liabilities and stated capital of all classes, and

(ii) at the Redemption Date there are reasonable grounds to believe Amalco will be able to pay its liabilities as they become due and the realizable value of Amalco's assets will not be less than the aggregate of its liabilities.

23. **Entire Agreement**

This Agreement constitutes the entire agreement among the parties to this Agreement relating to the Amalgamation and supersedes all prior agreements and understandings, oral and written, between such parties with respect to the subject matter hereof.

IN WITNESS WHEREOF the parties have executed this Agreement.

DEER CREEK ENERGY LIMITED

By: (Signed) *Bruce Libin*
Director

1202655 ALBERTA LTD.

By: (Signed) *Jean-Luc Guiziou*
President

TOTAL E&P CANADA LTD.

By: (Signed) *Anita O'Brien*
Vice President, General Counsel
and Corporate Secretary

1202614 ALBERTA LTD.

By: (Signed) *Jean-Luc Guiziou*
President

SCHEDULE A

pertaining to the share capital of
the corporation resulting from the amalgamation of
Deer Creek Energy Limited and 1202655 Alberta Ltd.
(the "Corporation")

The authorized share capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Class A Redeemable Preferred Shares. The rights, privileges, restrictions and conditions attaching to each class of shares of the Corporation shall be as follows:

Class A Redeemable Preferred Shares

1. **Redemption**

Subject to the requirements of the *Business Corporations Act* (Alberta) (the "**ABCA**"), the Corporation shall, as of 5:00 p.m. (Calgary time) on the first business day following the amalgamation forming the Corporation and at the instance and in the discretion of the Corporation from time to time thereafter (the "**Time of Redemption**"), redeem all of the Class A Redeemable Preferred Shares in accordance with the following provisions of this section 1. Except as hereinafter provided or as otherwise determined by the Corporation, no notice of redemption or other act or formality on the part of the Corporation shall be required to call the Class A Redeemable Preferred Shares for redemption.

Class A Redeemable Preferred Shares, other than those redeemed as of 5:00 p.m. (Calgary time) on the first business day following the amalgamation forming the Corporation, may be redeemed at any time and from time to time by one or more resolutions (a "**Redemption Resolution**") of the board of directors of the Corporation, whether made before or after the issuance or creation of the Class A Redeemable Preferred Shares to be redeemed, stating that the Class A Redeemable Preferred Shares set out in the Redemption Resolution shall be redeemed, and shall be deemed to have been redeemed for the Redemption Amount (as defined below) in the manner and at the time specified herein and in the Redemption Resolution.

At or before each Time of Redemption, the Corporation shall deliver or cause to be delivered to Valiant Trust Company (the "**Depositary**"), at its principal office in the City of Calgary, Province of Alberta, $31.00 cash (the "**Redemption Amount**") in respect of each Class A Redeemable Preferred Share to be redeemed. Delivery of the aggregate Redemption Amount in such a manner, shall be a full and complete discharge of the Corporation's obligation to deliver the aggregate Redemption Amount to the holders of Class A Redeemable Preferred Shares.

From and after the Time of Redemption, (i) the Depositary shall pay and deliver or cause to be paid and delivered to the order of the respective holders of the Class A Redeemable Preferred Shares, by way of cheque, on presentation and surrender at the principal office of the Depositary in the City of Calgary, Province of Alberta, of the certificate representing the common shares in the share capital of the Corporation's predecessor, Deer Creek Energy Limited, which were converted into Class A Redeemable Preferred Shares upon the amalgamation or such other documents as the Depositary may, in its discretion, consider acceptable, the total Redemption Amount payable and deliverable to such holders, respectively, and (ii) the former holders of Class A Redeemable Preferred Shares shall not be entitled to exercise any of the rights of shareholders in respect thereof except to receive the Redemption Amount therefor, provided that if satisfaction of the Redemption Amount for any Class A Redeemable Preferred Share is not duly made by or on behalf of the Corporation in accordance with the provisions hereof, then the rights of such holders shall remain unaffected. Under no circumstances will interest on the Redemption Amount be paid by the Corporation whether as a result of any delay in paying the Redemption Amount or otherwise.

From the Time of Redemption, each Class A Redeemable Preferred Share in respect of which deposit of the Redemption Amount is made shall be deemed to be redeemed and cancelled, the Corporation shall be fully and completely discharged from its obligations with respect to the payment of the Redemption Amount to such holders of Class A Redeemable Preferred Shares, and the rights of such holders shall be limited to receiving the Redemption Amount payable to them on presentation and surrender of the said certificates held by them or other documents respectively as specified above. Subject to the requirements of applicable law with respect to unclaimed property, if

the Redemption Amount has not been claimed in accordance with the provisions hereof within six years of the Time of Redemption, the Redemption Amount shall be forfeited to the Corporation.

2. **Priority**

The Common Shares shall rank junior to the Class A Redeemable Preferred Shares and shall be subject in all respects to the rights, privileges, restrictions and conditions attaching to the Class A Redeemable Preferred Shares.

3. **Dividends**

The holders of the Class A Redeemable Preferred Shares shall not be entitled to receive any dividends thereon.

4. **Voting Rights**

Except as otherwise provided in the ABCA, the holders of the Class A Redeemable Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

5. **Liquidation, Dissolution or Winding-Up**

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to the extinguishment of the rights of holders of Class A Redeemable Preferred Shares upon satisfaction of the Redemption Amount in respect of each Class A Redeemable Preferred Share, the holders of Class A Redeemable Preferred Shares shall be entitled to receive and the Corporation shall pay to such holders, before any amount shall be paid or any property or assets of the Corporation shall be distributed to the holders of Common Shares or any other class of shares ranking junior to the Class A Redeemable Preferred Shares as to such entitlement, an amount equal to the Redemption Amount for each Class A Redeemable Preferred Share held by them respectively and no more. After payment to the holders of the Class A Redeemable Preferred Shares of the amounts so payable to them as hereinbefore provided, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

Common Shares

1. **Dividends**

The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the board of directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the board of directors may from time to time determine.

2. **Voting Rights**

The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings, except a meeting of holders of a particular class or series of shares other than the Common Shares who are entitled to vote separately as a class or series at such meeting.

3. **Liquidation, Dissolution or Winding-Up**

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall, subject to the rights of the holders of any other class of shares of the Corporation entitled to receive the property or assets of the Corporation upon such distribution in priority to or ratably with the holders of the Common Shares, be entitled to receive the remaining property and assets of the Corporation.

APPENDIX 3

DEER CREEK ENERGY LIMITED

SUMMARY OF PROCEDURE TO EXERCISE DISSENT RIGHT

The procedure to be followed by a shareholder who intends to dissent (a "**Dissenting Shareholder**") from the special resolution (the "**Special Resolution**") approving the amalgamation (the "**Amalgamation**") described in the accompanying Management Information Circular and who wishes to require Deer Creek Energy Limited (the "**Corporation**") to acquire the Dissenting Shareholder's common shares and pay the fair value thereof, determined as of the close of business on the last business day before the day on which the Special Resolution is adopted, is set out in section 191 of the *Business Corporations Act* (Alberta) ("**ABCA**").

Section 191 provides that a Dissenting Shareholder may only make a claim under section 191 with respect to all the shares of a class held by the Dissenting Shareholder or on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder. One consequence of this provision is that **a Dissenting Shareholder may only exercise the right to dissent under section 191 in respect of shares which are registered in that shareholder's name.** In many cases, shares beneficially owned by a person (a "**Non-Registered Holder**") are registered either: (a) in the name of an intermediary that the Non-Registered Holder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (b) in the name of a clearing agency (such as The Canadian Depositary for Securities Limited ("**CDS**")) of which the intermediary is a participant. Accordingly, a Non-Registered Holder will not be entitled to exercise the right to dissent under section 191 directly (unless the shares are re-registered in the Non-Registered Holder's name). A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary who the Non-Registered Holder deals with in respect of the shares and either: (i) instruct the intermediary to exercise the right to dissent on the Non-Registered Holder's behalf (which, if the shares are registered in the name of CDS or another clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

A Dissenting Shareholder who wishes to invoke the provisions of section 191 of the ABCA must send to the Corporation at or before the special meeting of shareholders of the Corporation, a written objection to the Special Resolution ("**a dissent notice**"). The ABCA does not provide, and the Corporation will not assume, that a vote against the Special Resolution approving the Amalgamation constitutes a dissent notice. An application by the Corporation, or by a Dissenting Shareholder if he has sent a dissent notice as described above, may be made to the Court of Queen's Bench of Alberta (the "**Court**") by originating notice, after the adoption of the Special Resolution approving the Amalgamation, to fix the fair value of the shares held by the Dissenting Shareholder. The fair value is to be determined as of the close of business on the last business day before the date on which the Special Resolution was adopted. If an application is made to the Court, the Corporation shall, unless the Court otherwise orders, send to each Dissenting Shareholder, at least ten days before the date on which the application is returnable if the Corporation is the applicant or within ten days after the Corporation is served with a copy of the originating notice if the Dissenting Shareholder is the applicant, a written offer to pay an amount considered by the Board of Directors of the Corporation to be the fair value of the shares. Every such offer is to be made on the same terms and is to contain or be accompanied by a statement showing how the fair value was determined.

Upon the occurrence of the earliest of: (i) the Amalgamation becoming effective; (ii) the making of an agreement between the Corporation and the Dissenting Shareholder as to the payment to be made by the Corporation for the Dissenting Shareholder's shares; or (iii) a pronouncement of the Court fixing the fair value of the shares; **a Dissenting Shareholder ceases to have any rights as a shareholder of the Corporation**, other than the right to be paid the fair value of such shares in the amount agreed to between the Corporation and the Dissenting Shareholder or in the amount fixed by the Court, as the case may be. Until one of these three events occurs, the Dissenting Shareholder may withdraw the dissent notice or the Corporation may rescind the Special Resolution and in either event, the dissent and appraisal proceedings in respect of such Dissenting Shareholder will be discontinued.

Dissenting Shareholders will not have any right other than those granted under the ABCA to have their shares appraised or to receive the fair value thereof.

This summary is expressly subject to section 191 of the ABCA, the text of which is reproduced in its entirety in Appendix 4 hereto. The Corporation is not required to notify, and the Corporation will not notify, shareholders of the time periods within which action must be taken in order for a shareholder to perfect the shareholder's dissent rights. It is recommended that any shareholder wishing to exercise a right to dissent seek legal advice, as failure to comply strictly with the provisions of section 191 of the ABCA may prejudice any such rights.

APPENDIX 4

DEER CREEK ENERGY LIMITED

SECTION 191 OF THE *BUSINESS CORPORATIONS ACT* (ALBERTA)

"Shareholder's Right to Dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder's right to dissent.

(6) An application may be made to the Court by originating notice after the adoption of a resolution referred to in subsection (1) or (2)

(a) by the corporation, or

(b) by a shareholder if he has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied by a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder's shares by the corporation, in the amount of the corporation's offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances shall not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c) fixing the time within which the corporation must pay that amount to a shareholder.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder's shares, whether by the acceptance of the corporation's offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs

(a) the shareholder may withdraw his dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder's notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder's full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities."

APPENDIX 5

DEER CREEK ENERGY LIMITED

AUDITED FINANCIAL STATEMENTS OF 1202655 ALBERTA LTD.

Financial Statement of

1202655 ALBERTA LTD.

As at November 9, 2005

AUDITORS' REPORT TO THE DIRECTORS

We have audited the balance sheet of 1202655 Alberta Ltd. as at November 9, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at November 9, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
November 10, 2005

1202655 ALBERTA LTD.

Balance Sheet

As at November 9, 2005

Assets

Current assets:		
Cash	$	31

Shareholders' Equity

Shareholders' equity:		
Authorized:		
Unlimited number of common shares without a value		
Unlimited number of preferred shares without a value		
Issued:		
One common share at a price of $31	$	31

See accompanying notes to financial statement.

1202655 ALBERTA LTD.

Notes to Financial Statement

As at November 9, 2005

Incorporation:

The Company was incorporated in the province of Alberta on November 3, 2005 under the Alberta Business Corporations Act. The Company has not engaged in any active business operations. The Company is a wholly-owned subsidiary of Total E&P Canada Ltd. (Total Canada).

1. **Summary of Significant Accounting Policies:**

   The financial statements are prepared in accordance with Canadian generally accepted accounting principles.

2. **Subsequent events:**

   On November 10, 2005, pursuant to a share transfer agreement, Total Canada transferred 44,399,602 common shares of Deer Creek Energy Limited (the "Deer Creek shares") at $31.00 per share for total consideration of $1,376,387,662. The consideration was paid through the issuance of 44,399,602 common shares of the Company pursuant to an election under section 85(1) of the Canadian Income Tax Act.

APPENDIX 6

DEER CREEK ENERGY LIMITED

AUDITED FINANCIAL STATEMENTS OF 1202614 ALBERTA LTD.

Financial Statement of

1202614 ALBERTA LTD.

As at November 9, 2005

AUDITORS' REPORT TO THE DIRECTORS

We have audited the balance sheet of 1202614 Alberta Ltd. as at November 9, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of the Company as at November 9, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Calgary, Canada
November 10, 2005

1202614 ALBERTA LTD.

Balance Sheet

As at November 9, 2005

Assets

Current assets:		
Cash	$	31

Shareholders' Equity

Shareholders' equity:		
Authorized:		
Unlimited number of common shares without a value		
Unlimited number of preferred shares without a value		
Issued:		
One common shares at a price of $31	$	31

See accompanying note to financial statement.

1202614 ALBERTA LTD.

Note to Financial Statement

As at November 9, 2005

Incorporation:

The Company was incorporated in the province of Alberta on November 3, 2005 under the Alberta Business Corporations Act. The Company has not engaged in any active business operations. The Company is a wholly-owned subsidiary of Total E&P Canada Ltd. (Total Canada).

1. Summary of Significant Accounting Policies:

The financial statements are prepared in accordance with Canadian generally accepted accounting principles.